

# Pacific Financial Corporation

## 2005 Annual Report

# OUR MISSION

*To be the best bank for our employees,
customers, investors and communities.*

# OUR VISION

*At The Bank of the Pacific we work together to:*

- *Our goal is to achieve and maintain a balanced growth of loans and deposits while maintaining top 10% national peer group financial performance.*
- *Consistently exceed all internal and external customer expectations by listening, understanding and identifying their needs.*
- *Provide timely products and services through a cost effective delivery system while maintaining customer value expectations.*
- *Positively impact our community through our passion and commitment to be the responsible corporate citizen that others model themselves after.*

# OUR VALUES

*We Care.*
*We consistently demonstrate this through:*

- *Teamwork and open communication*
- *Integrity, honesty and respect for others*
- *Enthusiasm and positive recognition*
- *Professionalism, initiative and innovation*
- *Accountability, focused action and timely follow-through*
- *Commitment to make our company a success*

# LETTER TO SHAREHOLDERS

**My fellow shareholders:**

2005 was another year of solid financial growth for Pacific Financial Corporation, and in particular its subsidiary, Bank of the Pacific. Total assets increased by 10.8% to $489 million, and more importantly, loans, which represent the earning engine for our company, increased by 15.5%. The fuel for funding the loan growth was provided primarily from core deposit growth (up almost 12%) which to our delight included non-interest bearing deposit growth of slightly more than 20%.

The Bank continued to execute various strategies that we believe will complement our long-term growth objectives. Here are a few of them:

- At the request of several shareholders, we implemented a dividend reinvestment plan, effective with the January cash dividend just paid. The plan enables shareholders to reinvest all or part of their cash dividends in favor of purchasing additional shares of Pacific Financial Corporation stock. Several shareholders took advantage of the opportunity. Please contact Sandra Clark at 360-537-4061 or Mellon Investor Services at 1-877-870-2422 if you are interested.

- We added $5,155,000 of Junior Subordinated Debentures to our balance sheet in the interest of supporting additional growth. Funding of this nature, while debt, is treated as regulatory capital, hence our capital ratios have been strengthened as a result of the debentures. We continue to be "well capitalized" as defined under regulatory guidelines.

- During the first quarter of 2005, we consolidated data processing operations that had been outsourced by Bank NorthWest prior to the merger. This was one of the original merger synergies that could not be completed until this past year.

- We opened a new branch in Ferndale, and provided Lynden with a new stand-alone facility that provides a much better physical presence. During the first quarter of 2006, we officially opened our new Raymond location and plan to have our new Anacortes location open near the end of the first quarter of 2006.

- Lastly, and perhaps most significantly, the bank officers and employees of former Bank NorthWest, recommended adopting Bank of the Pacific's name, which was accomplished during the second quarter of 2005.

Earnings were up nearly 6%, but were burdened from the affect of a single impaired loan. The loan has been contractually current and the prospect for future timely payments remains encouraging, although not a certainty. Once we are able to establish reasonable assurances, interest paid will begin to accrete toward earnings. For 2005 this would have increased interest income by $584,000 had the loan not been impaired. Regardless, our employees went to work and not only overcame the lost revenue, but increased net income by $339 thousand more than in 2004. Return on Tangible Equity was again among the top 10% of banks nationally at 17.0%. In addition, shareholders enjoyed another cash dividend increase for 2005.

Before I close, I would be remiss if I did not acknowledge the substantial effort put forth by our employees that enabled the fine results we all enjoy as shareholders. From my own past experience, I can say with certainty that we have a common group of people who achieve uncommon results year upon year. This is clearly supported by our returns on tangible equity that place us among the top 10% of banks nationally.

To you, as shareholders, many thanks for your ongoing commitment and support. Many of you are like an extension of our business development team, as evidenced by the number of quality referrals we receive each year. As always, please let us know if we can be of service to you or your family in any way.

Sincerely,

Dennis A. Long
President & Chief Executive Officer

# SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data of the Company at and for the years ended December 31:

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | ($ in thousands, except per share data) | | | | |
| **Operations Data** | | | | | |
| Net interest income | $22,284 | $19,520 | $12,541 | $11,788 | $11,572 |
| Provision for credit losses | 1,100 | 970 | — | 954 | 580 |
| Noninterest income | 4,081 | 3,162 | 1,846 | 2,059 | 1,529 |
| Noninterest expense | 16,566 | 13,555 | 7,945 | 7,414 | 7,193 |
| Provision for income taxes | 2,653 | 2,450 | 1,863 | 1,563 | 1,521 |
| Net income | 6,046 | 5,707 | 4,579 | 3,916 | 3,807 |
| Net income per share: | | | | | |
| Basic | .94 | .93(1) | .91(1) | .79(1) | .77(1) |
| Diluted | .92 | .91(1) | .90(1) | .78(1) | .76(1) |
| Dividends declared | 4,719 | 4,624 | 3,530 | 3,392 | 3,289 |
| Dividends declared per share | .73 | .72(1) | .70(1) | .68(1) | .66(1) |
| Dividends paid ratio | 78% | 81% | 77% | 87% | 86% |
| **Performance Ratios** | | | | | |
| Interest rate spread | 5.34% | 5.37% | 4.89% | 5.18% | 5.28% |
| Net interest margin (2) | 5.25% | 5.25% | 4.75% | 5.05% | 5.16% |
| Efficiency ratio (3) | 62.83% | 59.76% | 55.22% | 53.54% | 54.90% |
| Return on average assets | 1.31% | 1.41% | 1.61% | 1.54% | 1.55% |
| Return on average equity | 12.70% | 14.21% | 17.10% | 15.81% | 15.57% |
| **Balance Sheet Data** | | | | | |
| Total assets | $489,409 | $441,791 | $306,715 | $268,534 | $243,617 |
| Loans, net | 393,574 | 341,671 | 197,500 | 183,031 | 174,495 |
| Total deposits | 399,726 | 363,501 | 260,800 | 225,254 | 214,644 |
| Other borrowings | 35,790 | 25,233 | 14,500 | 12,800 | — |
| Shareholders' equity | 46,600 | 45,303 | 25,650 | 24,683 | 23,514 |
| Book value per share (4) | 7.21 | 7.06(1) | 5.09(1) | 4.91(1) | 4.72(1) |
| Equity to assets ratio | 9.52% | 10.25% | 8.36% | 9.19% | 9.65% |
| **Asset Quality Ratios** | | | | | |
| Nonperforming loans to total loans | 1.67% | .15% | .27% | 1.00% | .71% |
| Allowance for loan losses to total loans | 1.33% | 1.23% | 1.12% | 1.33% | 1.19% |
| Allowance for loan losses to nonperforming loans | 79.64% | 832.22% | 411.40% | 132.67% | 168.18% |
| Nonperforming assets to total assets | 1.36% | .12% | .18% | .69% | .51% |

(1) Retroactively adjusted for a two-for-one stock split effective April 4, 2005.

(2) Net interest income divided by average earning assets.

(3) Non-interest expense divided by the sum of net interest income and non-interest income.

(4) Shareholder equity divided by shares outstanding.

McGladrey & Pullen

Certified Public Accountants

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
**Pacific Financial Corporation**
Aberdeen, Washington

We have audited the consolidated balance sheets of **Pacific Financial Corporation and Subsidiary** as of December 31, 2005, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Pacific Financial Corporation and Subsidiary** as of December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of **Pacific Financial Corporation and Subsidiary** internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 13, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of **Pacific Financial Corporation's** internal control over financial reporting and an unqualified opinion on the effectiveness of **Pacific Financial Corporation's** internal control over financial reporting.

McGladrey & Pullen, LLP

Tacoma, Washington
March 13, 2006

McGladrey & Pullen

Certified Public Accountants

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
**Pacific Financial Corporation**
Aberdeen, Washington

We have audited management's assessment, included in the accompanying Internal Control Assessment, that **Pacific Financial Corporation and Subsidiary** maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). **Pacific Financial Corporation and Subsidiary's** management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that **Pacific Financial Corporation and Subsidiary** maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, **Pacific Financial Corporation and Subsidiary** maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of **Pacific Financial Corporation and Subsidiary** and our report dated March 13, 2006 expressed an unqualified opinion.

McGladrey & Pullen, LLP

Tacoma, Washington
March 13, 2006

McGladrey & Pullen, LLP is a member firm of RSM International — an affiliation of separate and independent legal entities.

## PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

### Consolidated Balance Sheets
### (Dollars in Thousands)

### December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 11,223 | $ 10,213 |
| Interest bearing deposits in banks | 283 | 5,460 |
| Federal funds sold | — | 6,034 |
| Securities available for sale | 29,748 | 35,780 |
| Securities held to maturity | | |
| (market value 2005—$6,502; and 2004—$7,312) | 6,504 | 7,210 |
| Federal Home Loan Bank stock, at cost | 1,858 | 1,850 |
| Loans held for sale | 10,111 | 1,852 |
| Loans | 398,870 | 345,907 |
| Allowance for credit losses | 5,296 | 4,236 |
| **Loans—net** | **393,574** | **341,671** |
| Premises and equipment | 10,085 | 6,833 |
| Foreclosed real estate | 37 | 40 |
| Accrued interest receivable | 2,364 | 1,873 |
| Cash surrender value of life insurance | 9,394 | 9,037 |
| Goodwill | 11,282 | 11,282 |
| Other intangible assets | 745 | 887 |
| Other assets | 2,201 | 1,769 |
| **Total assets** | **$489,409** | **$441,791** |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Deposits: | | |
| Demand, non-interest bearing | $ 86,264 | $ 71,711 |
| Savings and interest-bearing demand | 194,266 | 179,434 |
| Time, interest-bearing | 119,196 | 112,356 |
| **Total deposits** | **399,726** | **363,501** |
| Accrued interest payable | 547 | 385 |
| Secured borrowings | 2,150 | 3,733 |
| Short-term borrowings | 3,985 | — |
| Long-term borrowings | 24,500 | 21,500 |
| Junior subordinated debentures | 5,155 | — |
| Other liabilities | 6,746 | 7,369 |
| **Total liabilities** | **442,809** | **396,488** |
| **Commitments and Contingencies** | **—** | **—** |
| **Shareholders' Equity** | | |
| Common stock (par value $1); authorized: 25,000,000 shares; issued and outstanding: 2005—6,464,536 shares; 2004—6,421,396 shares | 6,464 | 6,421 |
| Additional paid-in capital | 25,386 | 25,003 |
| Retained earnings | 15,073 | 13,746 |
| Accumulated other comprehensive income (loss) | (323) | 133 |
| **Total shareholders' equity** | **46,600** | **45,303** |
| **Total liabilities and shareholders' equity** | **$489,409** | **$441,791** |

*See notes to consolidated financial statements.*

## PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

### Consolidated Statements of Income
### (Dollars in Thousands, Except Per Share Amounts)

### Years Ended December 31, 2005, 2004 and 2003

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Interest and Dividend Income** | | | |
| Loans | $27,611 | $21,850 | $13,350 |
| Federal funds sold and deposits in banks | 344 | 44 | 118 |
| Securities available for sale: | | | |
| Taxable | 933 | 1,318 | 1,570 |
| Tax-exempt | 446 | 526 | 484 |
| Securities held to maturity: | | | |
| Taxable | 71 | 97 | 168 |
| Tax-exempt | 226 | 243 | 210 |
| Federal Home Loan Bank stock dividends | — | 60 | 49 |
| **Total interest and dividend income** | **29,631** | **24,138** | **15,949** |
| **Interest Expense** | | | |
| Deposits | 6,412 | 3,734 | 2,923 |
| Short-term borrowings | 4 | 97 | — |
| Long-term borrowings | 768 | 548 | 485 |
| Secured borrowings | 163 | 239 | — |
| **Total interest expense** | **7,347** | **4,618** | **3,408** |
| **Net interest income** | **22,284** | **19,520** | **12,541** |
| **Provision for Credit Losses** | 1,100 | 970 | — |
| ***Net interest income after provision for credit losses*** | **21,184** | **18,550** | **12,541** |
| **Non-Interest Income** | | | |
| Service charges on deposit accounts | 1,470 | 1,297 | 1,027 |
| Mortgage broker fees | — | 12 | 101 |
| Income from and gains on sale of foreclosed real estate | — | 77 | 26 |
| Net gains from sales of loans | 1,809 | 1,026 | 34 |
| Net gains on sales of securities available for sale | 2 | 3 | 4 |
| Earnings on bank owned life insurance | 393 | 378 | 328 |
| Other operating income | 407 | 369 | 326 |
| **Total non-interest income** | **4,081** | **3,162** | **1,846** |
| **Non-Interest Expense** | | | |
| Salaries and employee benefits | 10,073 | 8,134 | 4,764 |
| Occupancy | 1,035 | 763 | 433 |
| Equipment | 1,002 | 825 | 532 |
| State taxes | 348 | 306 | 69 |
| Data processing | 479 | 614 | 305 |
| Professional services | 302 | 307 | 137 |
| Other | 3,327 | 2,606 | 1,705 |
| **Total non-interest expense** | **16,566** | **13,555** | **7,945** |
| **Income before income taxes** | **8,699** | **8,157** | **6,442** |
| **Income Taxes** | 2,653 | 2,450 | 1,863 |
| **Net income** | **$ 6,046** | **$ 5,707** | **$ 4,579** |
| **Earnings Per Share** | | | |
| Basic | $ 0.94 | $ 0.93 | $ 0.91 |
| Diluted | 0.92 | 0.91 | 0.90 |

*See notes to consolidated financial statements.*

**PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY**

**Consolidated Statements of Shareholders' Equity**
**(Dollars in Thousands)**

**Years Ended December 31, 2005, 2004 and 2003**

| | Shares of Common Stock | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|
| Balance at December 31, 2002 | 5,025,318 | $5,025 | $ 7,327 | $11,614 | $ 717 | $24,683 |
| Comprehensive income: | | | | | | |
| Net income | — | — | — | 4,579 | — | 4,579 |
| Other comprehensive income, net of tax: | | | | | | |
| Change in fair value of securities available for sale | — | — | — | — | (257) | (257) |
| **Comprehensive income** | | | | | | **4,322** |
| Stock options exercised | 17,700 | 18 | 156 | — | — | 174 |
| Issuance of common stock | 60 | — | 1 | — | — | 1 |
| Cash dividends declared ($0.68 per share) | — | — | — | (3,530) | — | (3,530) |
| **Balance at December 31, 2003** | **5,043,078** | **5,043** | **7,484** | **12,663** | **460** | **25,650** |
| Comprehensive income: | | | | | | |
| Net income | — | — | — | 5,707 | — | 5,707 |
| Other comprehensive income, net of tax: | | | | | | |
| Change in fair value of securities available for sale | — | — | — | — | (327) | (327) |
| **Comprehensive income** | | | | | | **5,380** |
| Stock options exercised | 106,414 | 106 | 676 | — | — | 782 |
| Issuance of common stock | 1,271,904 | 1,272 | 16,641 | — | — | 17,913 |
| Stock compensation expense | — | — | 60 | — | — | 60 |
| Cash dividends declared ($0.72 per share) | — | — | — | (4,624) | — | (4,624) |
| Tax benefit from exercise of stock options | — | — | 142 | — | — | 142 |
| **Balance at December 31, 2004** | **6,421,396** | **6,421** | **25,003** | **13,746** | **133** | **45,303** |
| Comprehensive income: | | | | | | |
| Net income | — | — | — | 6,046 | — | 6,046 |
| Other comprehensive income, net of tax: | | | | | | |
| Change in fair value of securities available for sale | — | — | — | — | (456) | (456) |
| **Comprehensive income** | — | — | — | — | — | **5,590** |
| Stock options exercised | 42,620 | 43 | 362 | — | — | 405 |
| Issuance of common stock | 520 | — | — | — | — | — |
| Stock compensation expense | — | — | 12 | — | — | 12 |
| Cash dividends declared ($0.73 per share) | — | — | — | (4,719) | — | (4,719) |
| Tax benefit from exercise of stock options | — | — | 9 | — | — | 9 |
| **Balance at December 31, 2005** | **6,464,536** | **$6,464** | **$25,386** | **$15,073** | **$(323)** | **$46,600** |

*See notes to consolidated financial statements.*

## PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

**Consolidated Statements of Cash Flows**
**(Dollars in Thousands)**

**Years Ended December 31, 2005, 2004 and 2003**

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 6,046 | $ 5,707 | $ 4,579 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 1,127 | 655 | 404 |
| Provision for credit losses | 1,100 | 970 | — |
| Deferred income tax (benefit) | (24) | (97) | (144) |
| Originations of loans held for sale | (117,364) | (66,639) | — |
| Proceeds from sales of loans held for sale | 110,914 | 66,550 | 286 |
| Gains on sales of loans | (1,809) | (1,026) | (34) |
| FHLB Stock dividends received | — | (60) | (49) |
| Gains on sale of securities available for sale | (2) | (3) | (4) |
| Gains on sales of foreclosed real estate | — | (71) | (10) |
| Loss on sale of premises and equipment | 8 | 35 | 11 |
| Earnings on bank owned life insurance | (393) | (378) | (328) |
| (Increase) decrease in accrued interest receivable | (491) | (192) | 218 |
| Increase (decrease) in accrued interest payable | 162 | 81 | (84) |
| Write-down of foreclosed real estate | 3 | — | 173 |
| Other—net | (291) | 524 | (49) |
| **Net cash provided by (used in) operating activities** | **(1,014)** | **6,056** | **4,969** |
| **Cash Flows from Investing Activities** | | | |
| Net (increase) decrease in interest bearing deposits in banks | 5,177 | 10,124 | (15,019) |
| Net (increase) decrease in federal funds sold | 6,034 | (1,034) | (5,000) |
| Activity in securities available for sale: | | | |
| Sales | 3,645 | 19,055 | 2,994 |
| Maturities, prepayments and calls | 7,944 | 9,651 | 12,343 |
| Purchases | (6,394) | (3,090) | (21,275) |
| Activity in securities held to maturity: | | | |
| Maturities | 691 | 1,910 | 3,919 |
| Purchases | — | (1,169) | (1,654) |
| Purchase of Investment in PFC Statutory Trust I | (155) | — | — |
| Proceeds from sales of SBA loan pools | 3,405 | 5,735 | 2,006 |
| Increase in loans made to customers, net of principal collections | (56,633) | (42,313) | (16,709) |
| Purchases of premises and equipment | (4,377) | (2,379) | (511) |
| Proceeds from sales of premises and equipment | 124 | — | 2 |
| Additions to foreclosed real estate | — | — | (21) |
| Proceeds from sales of foreclosed real estate | — | 478 | 734 |
| Purchase of bank owned life insurance | — | (2,500) | — |
| Cash paid for acquisition, net of cash acquired | — | 3,146 | — |
| **Net cash used in investing activities** | **(40,539)** | **(2,386)** | **(38,191)** |

*(continued)*

*See notes to consolidated financial statements.*

## PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

### Consolidated Statements of Cash Flows *(concluded)*
### (Dollars in Thousands)

### Years Ended December 31, 2005, 2004 and 2003

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Cash Flows from Financing Activities** | | | |
| Net increase in deposits | $36,225 | $ 14,611 | $35,546 |
| Net increase (decrease) in short-term borrowings | 3,985 | (25,333) | (1,800) |
| Net increase (decrease) in secured borrowings | (1,583) | 3,733 | — |
| Proceeds from issuance of long-term borrowings | 8,000 | 9,000 | 3,500 |
| Repayments of long-term borrowings | (5,000) | (2,000) | — |
| Proceeds from junior subordinated debentures | 5,155 | — | — |
| Common stock issued | 405 | 782 | 175 |
| Cash dividends paid | (4,624) | (3,530) | (3,392) |
| **Net cash provided by (used in) financing activities** | **42,563** | **(2,737)** | **34,029** |
| **Net change in cash and due from banks** | **1,010** | **933** | **807** |
| **Cash and Due from Banks** | | | |
| Beginning of year | 10,213 | 9,280 | 8,473 |
| **End of year** | **$11,223** | **$ 10,213** | **$ 9,280** |
| **Supplemental Disclosures of Cash Flow Information** | | | |
| Interest paid | $ 7,185 | $ 4,467 | $ 3,492 |
| Income taxes paid | 3,020 | 2,113 | 2,087 |
| **Supplemental Disclosures of Non-Cash Investing Activities** | | | |
| Fair value adjustment of securities available for sale, net of tax | $ (456) | $ (327) | $ (257) |
| Transfer of loans to foreclosed real estate | — | 349 | 1,127 |
| Financed sales of foreclosed real estate | — | — | 839 |
| Common stock issued upon business combination | — | 17,913 | — |

*See notes to consolidated financial statements.*

**PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY**
**Notes to Consolidated Financial Statements**
**December 31, 2005 and 2004**

## Note 1—Summary of Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statements include the accounts of Pacific Financial Corporation (the Company), and its wholly owned subsidiary, The Bank of the Pacific (the Bank). The Company has another wholly owned subsidiary, PFC Statutory Trust I (the Trust), which does not meet the criteria for consolidation. All significant intercompany transactions and balances have been eliminated.

### Nature of Operations

The Company is a holding company which operates primarily through its subsidiary bank. The Bank operates sixteen branches located in Grays Harbor, Pacific, Whatcom and Wahkiakum Counties in western Washington and a loan production office in Clatsop County Oregon. The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and middle-income individuals in western Washington and Oregon. The Trust was formed in 2005 to issue $5,000,000 in trust preferred securities.

### Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of deferred tax assets.

Certain prior year amounts have been reclassified, with no change to net income or shareholders' equity, to conform to the 2005 presentation. All dollar amounts, except per share information, are stated in thousands.

### Securities Available for Sale

Securities available for sale consist of debt securities, marketable equity securities and mutual funds that the Company intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity. For mortgage-backed securities, actual maturity may differ from contractual maturity due to principal payments and amortization of premiums and accretion of discounts may vary due to prepayment speed assumptions.

### Securities Held to Maturity

Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

**Note 1—Summary of Significant Accounting Policies** *(Continued)*

Declines in the fair value of individual securities held to maturity and available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

**Federal Home Loan Bank Stock**

The Company, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB.

The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value.

**Loans Held for Sale**

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income.

**Loans Receivable**

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

Because some loans may not be repaid in full, an allowance for credit losses is recorded. An allowance for credit losses is a valuation allowance for probable incurred credit losses. The allowance for credit losses is increased by a provision for credit losses charged to expense and decreased by charge-offs (net of recoveries). The allowance is based on ongoing, quarterly assessments of the probable and estimable losses inherent in the loan portfolio. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and specific allowances.

The formula portion of the general credit loss allowance is established by applying a loss percentage factor to the different loan types. The allowances are provided based on Management's continuing evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, geographic concentrations, seasoning of the loan portfolio, specific industry concentrations, and the duration of the current business cycle. The recovery of the carrying value of loans is susceptible to future market conditions beyond the Company's control, which may result in losses or recoveries differing from those provided. Specific allowances are established in cases where Management has identified significant conditions or circumstances related to a loan that Management believes indicate the probability that a loss has been incurred. Impaired loans consist of loans receivable that are not expected to be repaid in accordance with their contractual terms and are measured using the fair value of collateral. Smaller balance loans are excluded from this analysis.

**Note 1—Summary of Significant Accounting Policies** *(Continued)*

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in Management's opinion, the borrower may be unable to meet payments as they come due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in Management' judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

**Premises and Equipment**

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Asset lives range from 3 to 39 years. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is less. Gains or losses on dispositions are reflected in earnings.

**Foreclosed Real Estate**

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the carrying amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties, are charged to operations.

**Goodwill and other intangible assets**

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is presumed to have an indefinite useful life and is tested, at least annually or more frequently if indicators of potential impairment exist, for impairment. Our impairment review process compares the fair value of the Bank to its carrying value. If the fair value exceeds the carrying value, goodwill is not considered impaired and no additional analysis is necessary. As of December 31, 2005, there have been no events or changes in circumstances that would indicate a potential impairment. Other intangible assets consisting of core deposit intangibles are amortized to non-interest expense using a straight line method over seven years. Net unamortized core deposit intangible totaled $745,000 at December 31, 2005. Amortization expense related to core deposit intangible during the year ended December 31, 2005 totaled $142,000. Amortization expense for the core deposit intangible is estimated to be $142,000 for each of the five succeeding years.

**Impairment of long-lived assets**

Management periodically reviews the carrying value of its long-lived assets to determine if an impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful life. In making such determination, management evaluates the performance, on an undiscounted basis, of the underlying operations or assets which give rise to such amount.

## Note 1—Summary of Significant Accounting Policies *(Continued)*

### Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

### Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company files a consolidated federal income tax return. The Bank provides for income taxes separately and remits to the Company amounts currently due in accordance with a Tax Allocation Agreement between the Company and the Bank.

### Stock-Based Compensation

At December 31, 2005, the Company has three stock-based employee compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See recent accounting pronouncements section which discusses future impacts of new accounting guidance. In July 2005, the Board of Directors approved the accelerated vesting of out of the money options previously awarded in light of new accounting regulations that will take effect in the Company's next fiscal year. As a result of the vesting acceleration, options to purchase 257,600 shares of Company common stock became exercisable immediately. All of these stock options were considered out of the money since the option's exercise price was greater than the current market value of the stock. Stock-based compensation illustrated in the table below increased by approximately $365,000 as a result of the vesting acceleration.

**Note 1—Summary of Significant Accounting Policies** *(Continued)*

The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income, as reported | $6,046 | $5,707 | $4,579 |
| Add stock compensation expensed | 12 | 36 | — |
| Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of tax | 586 | 157 | 86 |
| **Pro forma net income** | **$5,472** | **$5,586** | **$4,493** |
| **Earnings Per Share** | | | |
| Basic: | | | |
| As reported | $ 0.94 | $ 0.93 | $ 0.91 |
| Pro forma | 0.85 | 0.91 | 0.90 |
| Diluted: | | | |
| As reported | 0.92 | 0.91 | 0.90 |
| Pro forma | 0.84 | 0.89 | 0.88 |

### Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

#### Cash, Interest Bearing Deposits at Other Financial Institutions, and Federal Funds Sold

The carrying amounts of cash, interest bearing deposits at other financial institutions, and federal funds sold approximate their fair value.

#### Securities Available for Sale and Held to Maturity

Fair values for securities are based on quoted market prices.

#### Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank stock approximates its fair value.

#### Investment in PFC Statutory Trust I

The carrying value of the Investment in PFC Statutory Trust I approximates its fair value.

#### Loans

For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

**Note 1—Summary of Significant Accounting Policies** *(Continued)*

**Deposit Liabilities**

The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

**Secured borrowings**

For variable rate secured borrowings that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.

**Short-Term Borrowings**

The carrying amounts of short-term borrowings approximate their fair values.

**Long-Term Borrowings and Junior Subordinated Debentures**

The fair values of the Company's long-term borrowings and junior subordinated debentures are estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

**Accrued Interest Receivable and Payable**

The carrying amounts of accrued interest receivable and payable approximate their fair values.

**Off-Balance-Sheet Instruments**

The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Company's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

**Cash Equivalents and Cash Flows**

The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents. Cash flows from loans, interest bearing deposits in banks, federal funds sold, short-term borrowings, secured borrowings and deposits are reported net.

The Company maintains balances in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

**Earnings Per Share**

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans. Stock options excluded from the calculation of diluted earnings per share because they are antidilutive, represented 272,600, 103,600 and 20,000 in 2005, 2004 and 2003, respectively.

## Note 1—Summary of Significant Accounting Policies *(Concluded)*

### Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. Gains and losses on securities available for sale are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

### Recent Accounting Pronouncements

In May 2005, FASB issued SFAS No. 154, Accounting Changes for Error Corrections (SFAS No. 154). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It established, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transaction requirements specific to the newly adopted accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on the Company's consolidated financial statements.

On December 16, 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", a revision of SFAS No. 123. SFAS No. 123R will require the Company to, among other things, measure all employee stock-based compensation awards using a fair value method and record such expense in the Company's consolidated financial statements. The provisions of SFAS 123R are effective no later than the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt the new requirements using the modified prospective transition method. The adoption of SFAS 123R will increase the Company's future compensation expense for unvested awards outstanding as of December 31, 2005 by the following estimated amounts:

| Year ended December 31, | Estimated Additional Compensation Expense (in thousands) |
|---|---|
| 2006 | $21 |
| 2007 | 13 |
| 2008 | 2 |
| 2009 | 1 |
| | **$37** |

## Note 2—Restricted Assets

Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances in cash on hand and on deposit with the Federal Reserve Bank, based on a percentage of deposits. The average amount of such balances for the years ended December 31, 2005 and 2004 were approximately $765 and $675, respectively.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

**Note 3—Securities**

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair value are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **Securities Available for Sale** | | | | |
| **December 31, 2005** | | | | |
| U.S. Government agency securities | $ 4,445 | $ 23 | $ 98 | $ 4,370 |
| Obligations of states and political subdivisions | 12,251 | 104 | 183 | 12,172 |
| Mortgage-backed securities | 8,432 | 5 | 180 | 8,257 |
| Corporate bonds | 2,071 | 7 | 54 | 2,024 |
| Mutual funds | 3,039 | — | 114 | 2,925 |
| | **$30,238** | **$139** | **$629** | **$29,748** |
| **December 31, 2004** | | | | |
| U.S. Government agency securities | $ 4,567 | $ 42 | $ 65 | $ 4,544 |
| Obligations of states and political subdivisions | 12,632 | 346 | 36 | 12,942 |
| Mortgage-backed securities | 10,270 | 64 | 100 | 10,234 |
| Corporate bonds | 4,096 | 59 | 7 | 4,148 |
| Mutual funds | 4,014 | — | 102 | 3,912 |
| | **$35,579** | **$511** | **$310** | **$35,780** |
| **Securities Held to Maturity** | | | | |
| **December 31, 2005** | | | | |
| State and municipal securities | $ 5,315 | $ 46 | $ 42 | $ 5,319 |
| Mortgage-backed securities | 1,189 | — | 6 | 1,183 |
| | **$ 6,504** | **$ 46** | **$ 48** | **$ 6,502** |
| **December 31, 2004** | | | | |
| State and municipal securities | $ 5,496 | $ 84 | $ 13 | $ 5,567 |
| Mortgage-backed securities | 1,714 | 31 | — | 1,745 |
| | **$ 7,210** | **$115** | **$ 13** | **$ 7,312** |

**Note 3—Securities** *(Continued)*

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, as of December 31, 2005 and 2004 are summarized as follows:

| | Less than 12 Months | | More than 12 Months | | | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Total Fair Value | Unrealized Loss |
| **December 31, 2005** | | | | | | |
| **Available for Sale** | | | | | | |
| U.S. Government agency securities | $ 999 | $ 1 | $ 3,032 | $ 97 | $ 4,031 | $ 98 |
| Obligations of states and political subdivisions | 3,764 | 154 | 1,273 | 29 | 5,037 | 183 |
| Mortgage-backed securities | 4,125 | 59 | 3,635 | 121 | 7,760 | 180 |
| Corporate bonds | 554 | 15 | 961 | 39 | 1,515 | 54 |
| Mutual funds | — | — | 2,925 | 114 | 2,925 | 114 |
| **Total** | **$ 9,442** | **$229** | **$11,826** | **$400** | **$21,268** | **$629** |
| **Held to Maturity** | | | | | | |
| State and municipal securities | $ 1,443 | $ 24 | $ 945 | $ 18 | $ 2,388 | $ 42 |
| Mortgage-backed securities | 1,183 | 6 | — | — | 1,183 | 6 |
| **Total** | **$ 2,626** | **$ 30** | **$ 945** | **$ 18** | **$ 3,571** | **$ 48** |
| **December 31, 2004** | | | | | | |
| **Available for Sale** | | | | | | |
| U.S. Government agency securities | $ 4,081 | $ 65 | $ — | $ — | $ 4,081 | $ 65 |
| Obligations of states and political subdivisions | 1,952 | 20 | 1,104 | 16 | 3,056 | 36 |
| Mortgage-backed securities | 3,808 | 23 | 1,390 | 77 | 5,198 | 100 |
| Corporate bonds | 993 | 7 | — | — | 993 | 7 |
| Mutual funds | 3,912 | 102 | — | — | 3,912 | 102 |
| **Total** | **$14,746** | **$217** | **$ 2,494** | **$ 93** | **$17,240** | **$310** |
| **Held to Maturity** | | | | | | |
| State and municipal securities | $ 338 | $ 6 | $ 383 | $ 7 | $ 721 | $ 13 |

For all the above investment securities, the unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary by the Company. The Company has evaluated the securities shown above and anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment. The Company regularly reviews its investment portfolio to determine whether any of its securities are other than temporarily impaired. In addition to accounting and regulatory guidance, in determining whether a security is other than temporarily impaired, the Company considers duration and amount of each unrealized loss, the financial condition of the issuer, and the prospects for a change in market value and net asset value within a reasonable period of time. Additionally, the contractual cash flows of mortgage-backed securities are quaranteed by an agency of the U.S. Government.

The contractual maturities of investment securities held to maturity and available for sale at December 31, 2005 are shown below. Investment in mortgage-backed securities are shown separately as maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations, with or without call or

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

**Note 3—Securities** *(Concluded)*

prepayment penalties. Investments in mutual funds are shown separately due to the short-term nature of the investments and because mutual funds do not have a stated maturity date.

| | Held to Maturity | | Available for Sale | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Due in one year or less | $ — | $ — | $ 2,638 | $ 2,660 |
| Due from one year to five years | 3,060 | 3,038 | 8,488 | 8,336 |
| Due from five to ten years | 855 | 854 | 4,358 | 4,377 |
| Due after ten years | 1,400 | 1,427 | 3,283 | 3,193 |
| Mortgage-backed securities | 1,189 | 1,183 | 8,432 | 8,257 |
| Mutual funds | — | — | 3,039 | 2,925 |
| **Total** | **$6,504** | **$6,502** | **$30,238** | **$29,748** |

Gross gains realized on sales of securities were $65, $30 and $9 and gross losses realized were $63, $27 and $5 in 2005, 2004, and 2003, respectively.

Securities carried at approximately $27,483 at December 31, 2005 and $27,374 at December 31, 2004 were pledged to secure public deposits, borrowings at the Federal Home Loan Bank of Seattle, for other purposes required or permitted by law.

**Note 4—Loans**

Loans (including loans held for sale) at December 31 consist of the following:

| | 2005 | 2004 |
|---|---|---|
| Commercial and agricultural | $124,536 | $111,050 |
| Real estate: | | |
| Construction | 87,621 | 49,347 |
| Residential 1–4 family | 50,546 | 43,183 |
| Multi-family | 5,229 | 9,156 |
| Commercial | 117,645 | 112,743 |
| Farmland | 12,083 | 10,929 |
| Consumer | 11,808 | 11,632 |
| | **409,468** | **348,040** |
| Less unearned income | (487) | (281) |
| | **$408,981** | **$347,759** |

Changes in the allowance for credit losses for the years ended December 31 are as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Balance at beginning of year | $4,236 | $2,238 | $2,473 |
| BNW Bancorp, Inc. acquisition | — | 1,172 | — |
| Provision for credit losses | 1,100 | 970 | — |
| Charge-offs | (65) | (275) | (265) |
| Recoveries | 25 | 131 | 30 |
| **Net charge-offs** | **(40)** | **(144)** | **(235)** |
| **Balance at end of year** | **$5,296** | **$4,236** | **$2,238** |

**Note 4—Loans** *(Concluded)*

Following is a summary of information pertaining to impaired loans:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **December 31** | | | |
| Impaired loans without a valuation allowance | $1,733 | $470 | $ 342 |
| Impaired loans with a valuation allowance | 4,917 | — | 123 |
| **Total impaired loans** | **$6,650** | **$470** | **$ 465** |
| **Valuation allowance related to impaired loans** | **$ 924** | **$ —** | **$ 23** |
| **Years Ended December 31** | | | |
| Average investment in impaired loans | $6,925 | $255 | $1,412 |
| Interest income recognized on a cash basis on impaired loans | 569 | 16 | 12 |

At December 31, 2005, there were no commitments to lend additional funds to borrowers whose loans have been modified. Loans 90 days and over past due and still accruing interest at December 31, 2005 and 2004 were $82 and $0.

Certain related parties of the Company, principally directors and their affiliates, were loan customers of the Bank in the ordinary course of business during 2005 and 2004. Total loans outstanding at December 31, 2005 and 2004 to key officers and directors were $4,767 and $5,825, respectively. During 2005, new loans of $6,101 were made, and repayments totaled $7,159. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non-related parties. No loans to related parties were on non-accrual, past due or restructured at December 31, 2005.

**Note 5—Premises and Equipment**

The components of premises and equipment at December 31 are as follows:

| | 2005 | 2004 |
|---|---|---|
| Land | $ 3,830 | $ 2,825 |
| Premises | 6,819 | 5,412 |
| Equipment, furniture and fixtures | 7,102 | 5,668 |
| | **17,751** | **13,905** |
| Less accumulated depreciation and amortization | 7,666 | 7,072 |
| **Total premises and equipment** | **$10,085** | **$ 6,833** |

The Bank leases premises under operating leases. Rental expense of leased premises was $327, $191 and $7 for 2005, 2004 and 2003, respectively, which is included in occupancy expense.

Minimum net rental commitments under noncancelable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

| | |
|---|---|
| 2006 | $278 |
| 2007 | 235 |
| 2008 | 208 |
| 2009 | 194 |
| 2010 | 72 |
| **Total minimum payments required** | **$987** |

Certain leases contain renewal options from five to ten years and escalation clauses based on increased in property taxes and other costs.

**Note 6—Deposits**

The composition of deposits at December 31 is as follows:

| | 2005 | 2004 |
|---|---|---|
| Demand deposits, non-interest bearing | $ 86,264 | $ 71,711 |
| NOW and money market accounts | 133,761 | 123,042 |
| Savings deposits | 60,505 | 56,392 |
| Time certificates, $100,000 or more | 61,117 | 54,994 |
| Other time certificates | 58,079 | 57,362 |
| **Total** | **$399,726** | **$363,501** |

Scheduled maturities of time certificates of deposit are as follows for future years ending December 31:

| | |
|---|---|
| 2006 | $ 63,755 |
| 2007 | 40,481 |
| 2008 | 10,376 |
| 2009 | 1,617 |
| 2010 | 2,967 |
| | **$119,196** |

**Note 7—Borrowings**

Short-term borrowings at December 31, 2005 mature in January 2006 and bear interest at 5.13%. Short-term borrowings generally mature within one to four days from the transaction date.

Long-term borrowings at December 31, 2005 and 2004 represent advances from the Federal Home Loan Bank of Seattle. Advances at December 31, 2005 bear interest at 1.81% to 4.27% and mature in various years as follows: 2006—$5,000; 2007—$2,000; 2008—$5,000; 2009—$11,000; and 2010—$1,500. The Bank has pledged $32,372 of securities and loans as collateral for these borrowings at December 31, 2005.

Secured borrowings at December 31, 2005 and 2004 represent borrowings collateralized by participation interests in loans originated by the Bank. These borrowings are repaid as payments (normally monthly) are made on the underlying loans, bearing interest ranging from 6.5% to 8.5%. Original maturities range from May 2009 to February 2016.

**Note 8 — Junior Subordinated Debentures**

In December 2005, the Company issued $5,155,000 of junior subordinated debentures to PFC Statutory Trust I, a Connecticut trust that was formed for the exclusive purpose of issuing trust preferred securities to provide additional regulatory capital. This capital has a relatively low cost as interest payments on the debentures are deductible for income tax purposes. The Trust purchased the debentures with the proceeds of the sale of its common securities to the Company for $155,000 and trust preferred securities for $5,000,000. The subordinated debentures and trust preferred securities mature on March 15, 2036, and are redeemable at the Company's option on or after March 15, 2011. The debentures bear interest, payable quarterly, at a 6.39% fixed rate until March 15, 2011, at which time the interest rate becomes a variable rate, adjusted quarterly, equal to 145 basis points over the three month LIBOR rate. The Company has unconditionally guaranteed distributions on, and payments on liquidation and redemption of, the trust preferred securities.

**Note 9—Income Taxes**

Income taxes are comprised of the following for the years ended December 31:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Current | $2,677 | $2,547 | $1,719 |
| Deferred (benefit) | (24) | (97) | 144 |
| **Total income taxes** | **$2,653** | **$2,450** | **$1,863** |

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

| | 2005 | 2004 |
|---|---|---|
| **Deferred Tax Assets** | | |
| Allowance for credit losses | $1,625 | $1,287 |
| Deferred compensation | 166 | 161 |
| Unrealized loss on securities available for sale | 167 | — |
| Other | 186 | 54 |
| **Total deferred tax assets** | **2,144** | **1,502** |
| **Deferred Tax Liabilities** | | |
| Unrealized gain on securities available for sale | $ — | $ 68 |
| Depreciation | 104 | 202 |
| Deferred revenue | 1,747 | 1,150 |
| Core deposit intangible | 253 | 301 |
| **Total deferred tax liabilities** | **2,104** | **1,721** |
| **Net deferred tax assets (liabilities)** | **$ 40** | **$ (219)** |

The following is a reconciliation between the statutory and effective federal income tax rate for the years ended December 31:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Amount | Percent of Pre-tax Income | Amount | Percent of Pre-tax Income | Amount | Percent of Pre-tax Income |
| Income tax at statutory rate | $3,031 | 35.0% | $2,855 | 35.0% | $2,255 | 35.0% |
| Adjustments resulting from: | | | | | | |
| Tax-exempt income | (244) | (2.8) | (276) | (3.4) | (232) | (3.6) |
| Net earnings on life insurance policies | (125) | (1.4) | (121) | (1.5) | (103) | (1.6) |
| Other | (9) | (.1) | (8) | (.1) | 57 | (.9) |
| **Total income tax expense** | **$2,653** | **30.7%** | **$2,450** | **30.0%** | **$1,863** | **28.9%** |

**Note 10—Employee Benefits**

**Incentive Compensation Plan**

The Bank has a plan that provides incentive compensation to key employees if the Bank meets certain performance criteria established by the Board of Directors. The cost of this plan was $1,023, $919, and $602 in 2005, 2004 and 2003, respectively.

**Note 10—Employee Benefits** *(Concluded)*

**401(k) Plans**

The Bank has established a 401(k) profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. Eligible employees may contribute up to 15% of their compensation. Matching contributions by the Bank are at the discretion of the Board of Directors. Contributions totaled $290, $234 and $129 for 2005, 2004 and 2003, respectively.

**Director and Employee Deferred Compensation Plans**

The Company has director and employee deferred compensation plans. Under the terms of the plans, a director or employee may participate upon approval by the Board. The participant may then elect to defer a portion of his or her earnings (directors' fees or salary) as designated at the beginning of each plan year. Payments begin upon retirement, termination, death or permanent disability, sale of the Company, the ten-year anniversary of the participant's participation date, or at the discretion of the Company. There are currently two participants in the plans. Total deferrals plus earnings were $134, $113 and $105 at December 31, 2005, 2004 and 2003, respectively. There is no expense to the Company for this plan.

The directors of a bank acquired by the Company in 1999 adopted two deferred compensation plans for directors—one plan providing retirement income benefits for all directors and the other, a deferred compensation plan, covering only those directors who have chosen to participate in the plan. At the time of adopting these plans, the Bank purchased life insurance policies on directors participating in both plans which may be used to fund payments to them under these plans. Cash surrender values on these policies were $3,022 and $2,923 at December 31, 2005 and 2004, respectively. In 2005, 2004 and 2003, the net (benefit)/cost recorded from these plans, including the cost of the related life insurance, was $(334), ($322) and ($271), respectively. Both of these plans were fully funded and frozen as of September 30, 2001. Plan participants were given the option to either remain in the plan until reaching the age of 70 or to receive a lump-sum distribution. Participants electing to remain in the plan will receive annual payments over a ten-year period upon reaching 70 years of age. The liability associated with these plans totaled $354 and $360 at December 31, 2005 and 2004, respectively.

**Non-Qualified Deferred Compensation Plan**

The Company has a non-qualified deferred compensation plan to cover selected employees. Its annual contributions to the plan totaled $5, $5 and $6 in 2005, 2004 and 2003, respectively. Covered employees may also contribute to the plan. The liability associated with this plan totaled $6 at December 31, 2005 and 2004.

**Note 11—Dividend Reinvestment Plan**

In November 2005, the Company instituted a dividend reinvestment plan which allows for all or partial of the cash dividends to be reinvested in shares of Company common stock based upon shareholder election. Under the plan, 1,000,000 shares are authorized for dividend reinvestment, of which none have been issued through December 31, 2005.

**Note 12—Commitments and Contingencies**

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

**Note 12—Commitments and Contingencies** *(Concluded)*

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

| | 2005 | 2004 |
|---|---|---|
| Commitments to extend credit | $95,369 | $75,188 |
| Standby letters of credit | 3,907 | 3,997 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 67% of loan commitments is drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Certain executive officers have entered into employment contracts with the Bank which provide for contingent payments subject to future events.

The Bank has agreements with commercial banks for lines of credit totaling $37,000, none of which was used at December 31, 2005. In addition, the Bank has a credit line with the Federal Home Loan Bank of Seattle totaling 20% of assets, $24,500 of which was used at December 31, 2005. These borrowings are collateralized under blanket pledge and custody agreements.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

**Note 13—Significant Concentrations of Credit Risk**

Most of the Bank's business activity is with customers and governmental entities located in the state of Washington, including investments in state and municipal securities. Loans are generally limited by state banking regulations to 20% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). As of December 31, 2005 the Bank's loans to borrowers in the hotel\motel industry totaled $47,875 or 11.77% of total loans. The Bank did not experience any loan losses to borrowers in the hotel/motel industry in 2005. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of borrowers in excess of $5.5 million.

## Note 14—Stock Options

The Company's three stock incentive plans provide for granting incentive stock options, as defined under current tax laws, to key personnel and under the plan adopted in 2000, options not qualified for favorable tax treatment and other types of stock based awards. Under the first plan, options are exercisable 90 days from the date of grant. These options terminate if not exercised within ten years from the date of grant. If after six years from the date of grant fewer than 20% of the options have been exercised, they will expire at a rate of 20% annually. Under the second plan, the options are exercisable one year from the date of grant, at a rate of 10% annually. Options terminate if not exercised when they become available, and no additional grants will be made under these two plans. The plan adopted in 2000, authorizes the issuance of up to a total of 1,000,000 shares, (339,400 shares are available for grant at December 31, 2005). Under the 2000 plan, options either become exercisable ratably over five years or vest fully five years from the date of grant. Under the 2000 plan, the Company may grant up to 150,000 options for its common stock to a single individual in a calendar year.

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Dividend yield | 4.44% | 4.07% | 5.31% |
| Expected life | 10 years | 10 years | 10 years |
| Risk-free interest rate | 4.47% | 4.71% | 4.38% |
| Expected volatility | 17.23% | 16.97% | 17.73% |

The weighted average fair value of options granted during 2005 and 2004 was $4.37 and $2.77, respectively.

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's option awards.

A summary of the status of the Company's stock option plans as of December 31, 2005, 2004 and 2003, and changes during the years ending on those dates, is presented below:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 619,794 | $12.51 | 465,900 | $11.63 | 359,592 | $11.13 |
| BNW Bancorp, Inc. acquisition | — | — | 117,208 | 5.83 | — | — |
| Granted | 122,500 | 16.22 | 143,100 | 17.03 | 124,008 | 12.81 |
| Exercised | (42,620) | 9.50 | (106,414) | 11.09 | (17,700) | 9.83 |
| Forfeited | (12,000) | 16.77 | — | — | — | — |
| **Outstanding at end of year** | **687,674** | **$13.28** | **619,794** | **$12.51** | **465,900** | **$11.63** |
| Exercisable at end of year | 543,668 | $14.15 | 257,690 | $10.50 | 153,998 | $11.03 |

**Note 14—Stock Options** *(Concluded)*

The following information summarizes information about stock options outstanding and exercisable at December 31, 2005:

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $ 5.88 – $ 6.18 | 40,594 | 5 | $ 6.17 | 40,594 | $ 6.17 |
| 11.11 – 12.00 | 291,680 | 5 | 11.28 | 199,674 | 11.22 |
| 12.50 | 43,000 | 7 | 12.50 | 9,000 | 12.50 |
| 13.50 | 37,800 | 4 | 13.50 | 37,800 | 13.50 |
| 14.75 | 2,000 | 10 | 14.75 | — | — |
| 15.50 | 20,000 | 7 | 15.50 | 20,000 | 15.50 |
| 16.00 | 5,000 | 10 | 16.00 | — | — |
| 16.05 – 17.50 | 247,600 | 8 | 17.03 | 236,600 | 16.68 |
| | **687,674** | | | **543,668** | |

In July 2005, the Board of Directors approved the acceleration of vesting of 257,600 out of the money options previously awarded under the 2000 Stock Option Plan. All of these options were considered out of the money since the option's exercise price was greater than the current market value; therefore, no compensation expense was recorded. As a result of the vesting acceleration, the stock options became exercisable immediately.

**Note 15—Regulatory Matters**

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2005, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company and the Bank's actual capital amounts and ratios are also presented in the table. Management believes, as of December 31, 2005, the Company and the Bank meet all capital requirements to which they are subject.

## Note 15—Regulatory Matters *(Concluded)*

| | Actual Amount | Ratio | Capital Adequacy Purposes Amount | Capital Adequacy Purposes Ratio | To be Well Capitalized Under Prompt Corrective Action Provisions Amount | To be Well Capitalized Under Prompt Corrective Action Provisions Ratio |
|---|---|---|---|---|---|---|
| **December 31, 2005** | | | | | | |
| *Tier 1 capital (to average assets):* | | | | | | |
| Company | $39,692 | 8.38% | $18,947 | 4.00% | NA | NA |
| Bank | 39,168 | 8.28 | 18,922 | 4.00 | $23,652 | 5.00% |
| *Tier 1 capital (to risk-weighted assets):* | | | | | | |
| Company | 39,692 | 9.44 | 16,825 | 4.00 | NA | NA |
| Bank | 39,168 | 9.32 | 16,809 | 4.00 | 25,214 | 6.00 |
| *Total capital (to risk-weighted assets):* | | | | | | |
| Company | 44,950 | 10.69 | 33,650 | 8.00 | NA | NA |
| Bank | 44,421 | 10.57 | 33,618 | 8.00 | 42,023 | 10.00 |
| **December 31, 2004** | | | | | | |
| *Tier 1 capital (to average assets):* | | | | | | |
| Company | $32,899 | 7.83% | $16,790 | 4.00% | NA | NA |
| Bank | 32,197 | 7.77 | 16,601 | 4.00 | $20,751 | 5.00% |
| *Tier 1 capital (to risk-weighted assets):* | | | | | | |
| Company | 32,899 | 9.00 | 14,636 | 4.00 | NA | NA |
| Bank | 32,197 | 8.88 | 14,498 | 4.00 | 21,748 | 6.00 |
| *Total capital (to risk-weighted assets):* | | | | | | |
| Company | 37,135 | 10.15 | 29,273 | 8.00 | NA | NA |
| Bank | 36,433 | 10.05 | 28,997 | 8.00 | 36,246 | 10.00 |

## Note 16—Comprehensive Income

Net unrealized gains and losses include, net of tax, $455, $325 and $254 of unrealized losses arising during 2005, 2004 and 2003, respectively, less reclassification adjustments of $2, $3 and $4 for gains included in net income in 2005, 2004 and 2003, respectively, as follows:

| | Before-Tax Amount | Tax Benefit (Expense) | Net-of-Tax Amount |
|---|---|---|---|
| **2005** | | | |
| Unrealized holding losses arising during the year | $(689) | $234 | $(455) |
| Reclassification adjustments for gains realized in net income | (2) | 1 | (1) |
| **Net unrealized losses** | **$(691)** | **$235** | **$(456)** |
| **2004** | | | |
| Unrealized holding losses arising during the year | $(492) | $167 | $(325) |
| Reclassification adjustments for gains realized in net income | (3) | 1 | (2) |
| **Net unrealized losses** | **$(495)** | **$168** | **$(327)** |
| **2003** | | | |
| Unrealized holding losses arising during the year | $(384) | $130 | $(254) |
| Reclassification adjustments for gains realized in net income | (4) | 1 | (3) |
| **Net unrealized losses** | **$(388)** | **$131** | **$(257)** |

**Note 17—Fair Value of Financial Instruments**

The estimated fair value of the Company's financial instruments at December 31 are as follows:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| **Financial Assets** | | | | |
| Cash and due from banks, interest-bearing deposits with banks, and federal funds sold | $ 11,506 | $ 11,506 | $ 21,707 | $ 21,707 |
| Securities available for sale | 29,748 | 29,748 | 35,780 | 35,780 |
| Securities held to maturity | 6,504 | 6,502 | 7,210 | 7,312 |
| Investment in PFC Statutory Trust I | 155 | 155 | — | — |
| Federal Home Loan Bank stock | 1,858 | 1,858 | 1,850 | 1,850 |
| Loans receivable, net | 393,574 | 392,029 | 341,671 | 344,234 |
| Loans held for sale | 10,111 | 9,981 | 1,852 | 1,852 |
| Accrued interest receivable | 2,364 | 2,364 | 1,873 | 1,873 |
| **Financial Liabilities** | | | | |
| Deposits | $399,726 | $398,998 | $363,501 | $363,540 |
| Short-term borrowings | 3,985 | 3,985 | — | — |
| Long-term borrowings | 24,500 | 22,585 | 21,500 | 21,370 |
| Secured borrowings | 2,150 | 2,150 | 3,733 | 3,733 |
| Junior subordinated debentures | 5,155 | 5,155 | — | — |
| Accrued interest payable | 547 | 547 | 385 | 385 |

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

**Note 18—Earnings Per Share Disclosures**

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

| | Net Income (Numerator) | Shares (Denominator) | Per Share Amount |
|---|---|---|---|
| **Year Ended December 31, 2005** | | | |
| Basic earnings per share: | $6,046 | 6,425,615 | $0.94 |
| Effect of dilutive securities: | — | 112,635 | (.02) |
| **Diluted earnings per share:** | **$6,046** | **6,538,250** | **$0.92** |
| **Year Ended December 31, 2004** | | | |
| Basic earnings per share: | $5,707 | 6,140,482 | $0.93 |
| Effect of dilutive securities: | — | 166,542 | (.02) |
| **Diluted earnings per share:** | **$5,707** | **6,307,024** | **$0.91** |
| **Year Ended December 31, 2003** | | | |
| Basic earnings per share: | $4,579 | 5,025,688 | $0.91 |
| Effect of dilutive securities: | — | 94,006 | (.01) |
| **Diluted earnings per share:** | **$4,579** | **5,119,694** | **$0.90** |

The number of shares shown for "options" is the number of incremental shares that would result from the exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

## Note 19—Condensed Financial Information—Parent Company Only

**Condensed Balance Sheets—December 31**

| | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Cash | $ 4,849 | $ 5,011 |
| Investment in the Bank | 51,076 | 44,600 |
| Due from the Bank | 394 | 316 |
| Other assets | 155 | — |
| **Total assets** | **$56,474** | **$49,927** |
| **Liabilities and Shareholders' Equity** | | |
| Dividends payable | $ 4,719 | $ 4,624 |
| Junior subordinated debentures | 5,155 | — |
| Shareholders' equity | 46,600 | 45,303 |
| **Total liabilities and shareholders' equity** | **$56,474** | **$49,927** |

**Condensed Statements of Income—Years Ended December 31**

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Dividend Income from the Bank** | $4,250 | $4,200 | $3,729 |
| **Expenses** | (205) | (255) | (96) |
| **Income before income tax benefit** | **4,045** | **3,945** | **3,633** |
| **Income Tax Benefit** | 69 | 85 | 30 |
| **Income before equity in undistributed income of the Bank** | **4,114** | **4,030** | **3,663** |
| **Equity in Undistributed Income of the Bank** | 1,932 | 1,677 | 916 |
| **Net income** | **$6,046** | **$5,707** | **$4,579** |

**Note 19—Condensed Financial Information—Parent Company Only** *(Continued)*

**Condensed Statements of Cash Flows—Years Ended December 31**

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 6,046 | $ 5,707 | $ 4,579 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed income of subsidiary | (1,932) | (1,677) | (916) |
| Net change in other assets | (69) | (218) | |
| Other—net | 12 | 60 | (214) |
| **Net cash provided by operating activities** | **4,057** | **3,872** | **3,449** |
| **Investing Activities** | | | |
| Dividend to subsidiary | (5,000) | — | — |
| Purchase of trust common securities | (155) | — | — |
| **Net cash used in investing activities** | **(5,155)** | — | — |
| **Financing Activities** | | | |
| Proceeds from junior subordinated debentures | 5,155 | — | — |
| Common stock issued | 405 | 782 | 175 |
| Dividends paid | (4,624) | (3,530) | (3,392) |
| Other, net | — | 188 | — |
| **Net cash provided by (used in) financing activities** | **936** | **(2,560)** | **(3,217)** |
| **Net increase (decrease) in cash** | **(162)** | **1,312** | **232** |
| **Cash** | | | |
| Beginning of year | 5,011 | 3,699 | 3,467 |
| **End of year** | **$ 4,849** | **$ 5,011** | **$ 3,699** |

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

**Note 20—Quarterly Data (Unaudited)**

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **Year Ended December 31, 2005** | | | | |
| Interest income | $6,646 | $7,397 | $8,065 | $7,523 |
| Interest expense | 1,519 | 1,884 | 2,194 | 1,750 |
| **Net interest income** | **5,127** | **5,513** | **5,871** | **5,773** |
| Provision for credit losses | 300 | 300 | 300 | 200 |
| Non-interest income | 886 | 1,034 | 1,202 | 959 |
| Non-interest expenses | 3,879 | 4,101 | 4,360 | 4,226 |
| **Income before income taxes** | **1,834** | **2,146** | **2,413** | **2,306** |
| Income taxes | 545 | 650 | 752 | 706 |
| **Net income** | **$1,289** | **$1,496** | **$1,661** | **$1,600** |
| **Earnings per common share:** | | | | |
| Basic | $ .20 | $ .23 | $ .26 | $ .25 |
| Diluted | .20 | .23 | .25 | .24 |
| **Year Ended December 31, 2004** | | | | |
| Interest income | $4,837 | $6,180 | $6,251 | $6,631 |
| Interest expense | 879 | 1,077 | 1,150 | 1,273 |
| **Net interest income** | **3,958** | **5,103** | **5,101** | **5,358** |
| Provision for credit losses | 70 | 300 | 300 | 300 |
| Non-interest income | 571 | 903 | 892 | 796 |
| Non-interest expenses | 2,606 | 3,599 | 3,642 | 3,708 |
| **Income before income taxes** | **1,853** | **2,107** | **2,051** | **2,146** |
| Income taxes | 479 | 680 | 616 | 675 |
| **Net income** | **$1,374** | **$1,427** | **$1,435** | **$1,471** |
| **Earnings per common share:** | | | | |
| Basic | $ .25 | $ .23 | $ .23 | $ .22 |
| Diluted | .25 | .22 | .22 | .22 |

# FORWARD LOOKING INFORMATION

This document contains forward-looking statements that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to them. Forward-looking statements include the information concerning our possible future results of operations set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Any forward-looking statements in this document are subject to risks relating to, among other things, the factors described under the heading "Risk Factors" below, as well as the following:

1. competitive pressures among depository and other financial institutions that may impede our ability to attract and retain borrowers, depositors and other customers, retain our key employees, and/or maintain our interest margins and fee income;
2. our growth strategy, particularly if accomplished through acquisitions, which may not be successful if we fail to accurately assess market opportunities, asset quality, anticipated cost savings, and transaction costs, or experience significant difficulty integrating acquired businesses or assets or opening new branches or lending offices;
3. expenses and dedication of management resources in connection with our efforts to comply with changing laws, regulations, and standards arising primarily out of the Sarbanes-Oxley Act of 2002, including as a result of internal control requirements thereunder, that may significantly increase our costs and ongoing compliance expenditures and place additional burdens on our limited management resources;
4. general economic or business conditions, either nationally or in the state or regions in which we do business, that may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, and/or a reduced demand for credit;
5. any failure to comply with developing and changing standards of corporate governance and disclosure and internal control that could result in negative publicity, leading to declines in our stock price;
6. decreases in real estate prices, whether or not due to changes in economic conditions, that may reduce the value of our security for many of our loans; and
7. a lack of liquidity in the market for our common stock that may make it difficult or impossible for you to liquidate your investment in our stock or lead to distortions in the market price of our stock.

Our management believes the forward-looking statements are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Many of the factors that will determine our future results and share value are beyond our ability to control or predict. We undertake no obligation to update forward-looking statements.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Pacific's audited consolidated financial statements and related notes appearing elsewhere in this report. In addition, please refer to Pacific's forward-looking statement disclosure included elsewhere in this report.

## RESULTS OF OPERATIONS

Years ended December 31, 2005, 2004, and 2003

***General.*** The Company's net income for 2005 was $6,046,000, a 5.9% increase compared to $5,707,000 in 2004, and an increase of 24.6% from $4,579,000 in 2003. Basic earnings per share were $.94, $.93, and $.91 for 2005, 2004, and 2003, respectively. Return on average assets was 1.31%, 1.41%, and 1.61% in 2005, 2004, and 2003, respectively. Return on average equity was 12.70%, 14.21%, and 17.10%, respectively, in 2005, 2004, and 2003. The increase in net income for the current year is primarily due to increased lending volume, interest rates and gains on sales of loans. Reductions in return on average assets and return on average equity can be attributed primarily to the addition of goodwill associated with the purchase accounting treatment of the BNW transaction.

The following table presents condensed consolidated statements of income for the Company for each of the years in the three-year period ended December 31, 2005.

| | | Increase (Decrease) | | | Increase (Decrease) | | |
|---|---|---|---|---|---|---|---|
| | 2005 | Amount | % | 2004 | Amount | % | 2003 |
| | (Dollars in thousands) | | | | | | |
| Interest income | $29,631 | $5,493 | 22.8 | $24,138 | $8,189 | 51.3 | $15,949 |
| Interest expense | 7,347 | 2,729 | 59.1 | 4,618 | 1,210 | 35.5 | 3,408 |
| Net interest income | 22,284 | 2,764 | 14.2 | 19,520 | 6,979 | 55.6 | 12,541 |
| Provision for credit losses | 1,100 | 130 | 13.4 | 970 | 970 | 100.0 | — |
| Net interest income after provision for credit losses | 21,184 | 2,634 | 14.2 | 18,550 | 6,009 | 47.9 | 12,541 |
| Other operating income | 4,081 | 919 | 29.1 | 3,162 | 1,316 | 71.3 | 1,846 |
| Other operating expense | 16,566 | 3,011 | 22.2 | 13,555 | 5,610 | 70.6 | 7,945 |
| Income before income taxes | 8,699 | 542 | 6.6 | 8,157 | 1,715 | 26.6 | 6,442 |
| Income taxes | 2,653 | 203 | 8.3 | 2,450 | 587 | 31.5 | 1,863 |
| Net income | 6,046 | 339 | 5.9 | 5,707 | 1,128 | 24.6 | 4,579 |

***Net Interest Income.*** The Company derives the majority of its earnings from net interest income, which is the difference between interest income earned on interest earning assets and interest expense incurred on interest bearing liabilities. The following table sets forth information with regard to average balances of the interest earning assets and interest bearing liabilities and the resultant yields or cost, net interest income, and the net interest margin.

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005 | | | 2004 | | | 2003 | | |
| | Average Balance | Interest Income (Expense) | Avg Rate | Average Balance | Interest Income (Expense) | Avg Rate | Average Balance | Interest Income (Expense) | Avg Rate |
| | (dollars in thousands) | | | | | | | | |
| **Assets** | | | | | | | | | |
| Earning assets: | | | | | | | | | |
| Loans | $371,609 | $27,652* | 7.44% | $315,364 | $21,881* | 6.94% | $188,267 | $13,381* | 7.11% |
| Investment Securities: | | | | | | | | | |
| Taxable | 23,231 | 1,004 | 4.32% | 34,174 | 1,415 | 4.14% | 48,206 | 1,738 | 3.61% |
| Tax-Exempt | 16,313 | 1,018* | 6.24% | 17,795 | 1,165* | 6.55% | 14,721 | 1,050* | 7.13% |
| Total investment securities | 39,544 | 2,022 | 5.11% | 51,969 | 2,580 | 4.96% | 62,927 | 2,788 | 4.43% |
| Federal Home Loan Bank Stock | 1,855 | — | —% | 1,114 | 60 | 5.39% | 887 | 49 | 5.52% |
| Federal funds sold and deposits in banks | 11,282 | 344 | 3.05% | 3,329 | 44 | 1.32% | 11,855 | 118 | 1.00% |
| **Total earning assets/interest income** | **$424,290** | **$30,018** | **7.07%** | **$371,776** | **$24,565** | **6.61%** | **$263,936** | **$16,336** | **6.18%** |
| Cash and due from banks | 10,009 | | | 9,866 | | | 7,930 | | |
| Bank premises and equipment (net) | 8,180 | | | 6,200 | | | 3,780 | | |
| Other assets | 24,876 | | | 21,087 | | | 10,448 | | |
| Allowance for credit losses | (4,818) | | | (3,555) | | | (2,357) | | |
| **Total assets** | **$462,537** | | | **$405,374** | | | **$283,737** | | |
| **Liabilities and Shareholders' Equity** | | | | | | | | | |
| Interest bearing liabilities: | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Savings and interest-bearing demand | $195,040 | $(3,089) | 1.58% | $155,846 | $(1,273) | .82% | $112,129 | $ (827) | .74% |
| Time | 112,345 | (3,323) | 2.96% | 112,078 | (2,461) | 2.20% | 86,634 | (2,096) | 2.42% |
| **Total deposits** | **307,385** | **(6,412)** | **2.09%** | **267,924** | **(3,734)** | **1.39%** | **198,763** | **(2,923)** | **1.47%** |
| Short-term borrowings | 69 | (4) | 5.80% | 7,825 | (96) | 1.23% | — | — | — |
| Long-term borrowings | 22,982 | (768) | 3.34% | 17,000 | (549) | 3.23% | 14,071 | (485) | 3.45% |
| Secured borrowings | 2,942 | (163) | 5.54% | 4,078 | (239) | 5.86% | — | — | — |
| Junior subordinated debentures | 152 | — | — | — | — | — | — | — | — |
| **Total borrowings** | **26,145** | **(935)** | **3.58%** | **28,903** | **(884)** | **3.06%** | **14,071** | **(485)** | **3.45%** |
| **Total interest-bearing liabilities/ Interest expense** | **$333,530** | **$(7,347)** | **2.20%** | **$296,827** | **$(4,618)** | **1.56%** | **$212,834** | **$(3,408)** | **1.60%** |
| Demand deposits | 78,787 | | | 66,135 | | | 42,864 | | |
| Other liabilities | 2,600 | | | 2,258 | | | 1,253 | | |
| Shareholders' equity | 47,620 | | | 40,154 | | | 26,786 | | |
| **Total liabilities and shareholders' equity** | **$462,537** | | | **$405,374** | | | **$283,737** | | |
| **Net interest income** | | **$22,671*** | | | **$19,947*** | | | **$12,928*** | |
| **Net interest income as a percentage of average earning assets** | | | | | | | | | |
| Interest income | | | 7.07% | | | 6.61% | | | 6.18% |
| Interest expense | | | 1.73% | | | 1.24% | | | 1.29% |
| **Net interest income** | | | **5.34%** | | | **5.37%** | | | **4.89%** |
| **Net interest margin (1)** | | | **5.25%** | | | **5.25%** | | | **4.75%** |

* Tax equivalent basis—34% tax rate used

(1) Net interest income divided by average interest earning assets

Nonaccrual loans and loans held for sale are included in "loans."

Interest income on loans include loan fees of $2,439,000, $1,573,000, and $1,003,000 in 2005, 2004, and 2003, respectively.

For purposes of computing the average yield, the Company used historical cost balances which do not give effect to changes in fair value that are reflected as a component of shareholders' equity.

Net interest income increased 14.2% to $22,284,000 in 2005 compared to 2004. The increase is primarily the result of increased lending volumes and higher interest rates. The Company's interest income increased 22.8% to $29,631,000 in 2005 from $24,138,000 in 2004. Interest expense increased to $7,347,000 in 2005 or 59.1%, compared to $4,618,000 in 2004. This is due to the 200 basis point increase in short-term interest rates during 2005. Net interest income increased 55.6% to $19,520,000 in 2004 compared to 2003. The Company's interest income increased 51.3% to $24,138,000 in 2004 from $15,949,000 in 2003. The increases in 2004 were primarily the result of the BNW acquisition.

The Company's average loan portfolio increased $56,245,000, or 17.8%, from year end 2004 to year end 2005, and increased $127,097,000, or 67.5%, from 2003 to 2004. The growth in 2004 is primarily due to the acquisition of BNW effective February 27, 2004. The increase in loans in 2005 is a result of the Company's continued focus on commercial business and commercial and construction real estate lending. The Company attributes the growth in commercial loans to its strong local presence in the markets it serves and its ability to meet the needs of its commercial customers through local decision making and rapid responses to customer inquiries. Additionally, the Company continued to benefit from its expanded presence in the vibrant Whatcom County market. Residential real estate demand continued to be strong as low long-term interest rates continued to prevail in 2005. During 2005, residential mortgage production sold into the secondary market increased $44,364,000 or 66.7%. A large portion of the Company's loan portfolio rates are tied to variable rate indexes. As a result, the Company was positioned well for the Federal Reserve rate increases which occurred in 2005.

The Company's average investment portfolio decreased $12,425,000 or 23.9% from 2004. The Company's average investment portfolio increased $10,958,000, or 17.4%, during 2004 from 2003. The changes in 2005 and 2004 were due to maturing investments being utilized to fund loan production.

The Company's average deposits increased $52,113,000 or 15.6% from 2004, and increased $69,161,000 or 34.8% in 2004 from 2003. The primary reason for the increase in 2004 is due to the acquisition of BNW and continuation of its targeted marketing program after the acquisition. The Company attributes the growth in 2005 to its experienced branch staff and a focused commitment on improving customer service throughout its branch delivery system.

The Company decreased its average borrowings during 2005 by $1,622,000 or 6.5%. These borrowings consist of advances from the Federal Home Loan Bank of Seattle. Short-term borrowings in 2004 were converted to long-term borrowings in 2005 in order to take advantage of low long-term interest rates. The Company increased its average borrowings during 2004 by $10,754,000 or 76.4%. Secured borrowings decreased to $2,150,000 compared to $3,733,000 in 2004. The secured borrowings at December 31, 2005 represent borrowings collateralized by participation interests in loans originated by the Company. These borrowings are repaid as payments are made on the underlying loans, bearing interest rates ranging from 6.5% to 8.5%.

Net interest margins were 5.25%, 5.25%, and 4.75%, for the years ended December 31, 2005, 2004, and 2003, respectively.

The following table presents changes in net interest income attributable to changes in volume or rate. Changes not solely due to volume or rate are allocated to volume and rate based on the absolute values of each.

| | 2005 compared to 2004 | | | 2004 compared to 2003 | | |
|---|---|---|---|---|---|---|
| | Increase (decrease) due to | | | Increase (decrease) due to | | |
| | Volume | Rate | Net | Volume | Rate | Net |
| | (dollars in thousands) | | | | | |
| Interest earned on: | | | | | | |
| Loans | $4,104 | $ 1,667 | $ 5,771 | $ 8,798 | $(298) | $ 8,500 |
| Securities: | | | | | | |
| Taxable | (471) | 60 | (411) | (582) | 259 | (323) |
| Tax-exempt | (94) | (53) | (147) | 206 | (91) | 115 |
| Total securities | (565) | 7 | (558) | (376) | 168 | (208) |
| Federal Home Loan Bank Stock | 24 | (84) | (60) | 32 | (21) | 11 |
| Fed funds sold and interest bearing deposits in other banks | 194 | 106 | 300 | (104) | 30 | (74) |
| Total interest earning assets | 3,757 | 1,696 | 5,453 | 8,350 | (121) | 8,229 |
| Interest paid on: | | | | | | |
| Savings and interest bearing demand deposits | (384) | (1,432) | (1,816) | (350) | (96) | (446) |
| Time deposits | (6) | (856) | (862) | (572) | 207 | (365) |
| Total borrowings | 95 | (146) | (51) | (538) | 139 | (399) |
| Total interest bearing liabilities | (295) | (2,434) | (2,729) | (1,460) | 250 | (1,210) |
| Change in net interest income | 3,462 | (738) | 2,724 | 6,890 | 129 | 7,019 |

***Non-Interest Income.*** Non-interest income was $4,081,000 for 2005, an increase of $919,000 or 29.1% from 2004 when it totaled $3,162,000. The 2004 amount was an increase of $1,316,000 or 71.3% compared to the 2003 total of $1,846,000.

The following table represents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2005.

| | 2005 | Increase (Decrease) Amount | % | 2004 | Increase (Decrease) Amount | % | 2003 |
|---|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | | |
| Service charges on deposit accounts | $1,470 | $173 | 13.3% | $1,297 | $ 270 | 26.3% | $1,027 |
| Mortgage broker fees | — | (12) | (100.0)% | 12 | (89) | (88.1)% | 101 |
| Income from and gains on sale of foreclosed real estate | — | (77) | (100.0)% | 77 | 51 | 196.2% | 26 |
| Net gains from sales of loans | 1,809 | 783 | 76.3% | 1,026 | 992 | 2917.7% | 34 |
| Net gain on sale of securities | 2 | (1) | (33.3)% | 3 | (1) | (25.0)% | 4 |
| Earnings on bank owned life insurance | 393 | 15 | 4.0% | 378 | 50 | 15.2% | 328 |
| Other operating income | 407 | 38 | 10.3% | 369 | 45 | 13.2% | 326 |
| Total non-interest income | 4,081 | 919 | 29.1% | 3,162 | 1,316 | 71.3% | 1,846 |

Service charges on deposits increased 13.3% and 26.3% during 2005 and 2004, respectively. The Company continues to emphasize the importance of exceptional customer service and believes this emphasis facilitated the opening of a significant number of new demand deposit accounts during 2005. The increase in 2004 is attributable primarily to the BNW acquisition.

Income from sources other than service charges on deposit accounts totaled $2,611,000 in 2005, an increase of $746,000 from 2004, or 40.0%. The primary reason for the increase was the acquisition of BNW and gains on sale of loans, which totaled $1,026,000 and $1,809,000 during 2004 and 2005, respectively. The market interest rate environment heavily influences revenue from mortgage banking activities. Refinance activity continued to be strong in 2005, as long-term interest rates remained stable. Management expects gains on sale of loans to decline in 2006 as new home construction and refinancing activity slows. Other major components of non-interest income were gains on sale of foreclosed real estate and bank owned life insurance income.

***Non-Interest Expense.*** Total non-interest expense in 2005 was $16,566,000, an increase of $3,011,000 or 22.2% compared to $13,555,000 in 2004. In 2004 non-interest expense increased $5,610,000 or 70.6% compared to $7,945,000 in 2003. The Company expects that non-interest expense will increase approximately 10% during 2006 as it continues to make infrastructure improvements to support the future growth of the Company. Additionally, the Company plans to open two new, full service banking facilities during the first quarter of 2006.

The following table represents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2005.

| | | Increase (Decrease) | | | Increase (Decrease) | | |
|---|---|---|---|---|---|---|---|
| | 2005 | Amount | % | 2004 | Amount | % | 2003 |
| | (Dollars in thousands) | | | | | | |
| Salaries and employee benefits | $10,073 | $1,939 | 23.8% | $ 8,134 | $3,370 | 70.7% | $4,764 |
| Occupancy and equipment | 2,037 | 449 | 28.3% | 1,588 | 623 | 64.6% | 965 |
| Marketing and advertising | 495 | 229 | 86.1% | 266 | 81 | 43.8% | 185 |
| State taxes | 348 | 42 | 13.7% | 306 | 237 | 343.5% | 69 |
| Data processing | 479 | (135) | (22.0)% | 614 | 309 | 101.3% | 305 |
| Other expense | 3,134 | 487 | 18.4% | 2,647 | 990 | 59.8% | 1,657 |
| Total non-interest expense | $16,566 | $3,011 | 22.2% | $13,555 | $5,610 | 70.6% | $7,945 |

Salary and employee benefits, the largest component of non-interest expense, increased by $1,939,000, or 23.8%, in 2005 to $10,073,000 and increased by $3,370,000, or 70.7%, in 2004 compared to 2003. The Company increased its level of staffing to 181 full-time equivalent employees at December 31, 2005 from 157 full-time equivalent employees at December 31, 2004. In 2004, salary and benefits increased primarily due to a larger employee base as the result of the BNW acquisition, in addition to normal merit increases. At the time of acquisition, the Company had 96 full time equivalent employees and BNW employed 52 full time equivalent employees.

Occupancy and equipment expenses increased $449,000 to $2,037,000 in 2005 compared with $1,588,000 for 2004 due to increased facilities expenses, primarily rent and increased depreciation expense related to the acquisition of fixed assets needed to support the growth of the Company. Occupancy and equipment expenses increased 64.6% for 2004 compared to 2003 as a direct result of the BNW acquisition. BNW operated five locations in its market area. Three of the branches, including the Barkley branch, Birch Bay branch and Lynden branch operated in leased facilities. Two branches, the Bellingham branch and Everson branch, are owned by the Company. During 2005, the Lynden branch moved from a leased location to a newly constructed branch which is owned by the Company.

Marketing and advertising expense increased 86.1% to $495,000 in 2005 compared with $266,000 for 2004 due to expansion in the marketing department undertaken to increase the Company's presence in its primary market areas. Additionally, the Company increased promotional costs associated with the grand opening of its Ferndale, Washington branch in May 2005, the relocation of the Lynden branch into a new facility in August 2005, and a name change for all BNW branches. Marketing and advertising expenses increased 43.8% for 2004 compared to 2003 as a direct result of the BNW acquisition.

State taxes paid in 2005 totaled $348,000, an increase of 13.7% compared with 2004 due to increased revenues. In 2004, state taxes totaled $306,000, an increase of 343.5% over 2003 amounts as a result of a tax refund pertaining to an application filed by the Company with the Washington State Department of Revenue for overpayment of business and occupation tax which was received in 2003.

Data processing expense decreased 22.0% to $479,000 in 2005 compared with $614,000 for 2004 due to the costs savings associated with consolidating the BNW processing operations into the Company's existing in-house system. Data processing expense increased $309,000 or 101.3% in 2004 compared to 2003 due to the BNW acquisition. Although it was planned to consolidate BNW data processing operations into the Company's systems during 2004, the conversion was delayed into 2005.

Other operating expense increased 18.4% to $3,134,000 in 2005 compared with $2,647,000 for 2004 primarily due to increases in director fees, donations, postage costs, and core deposit amortization expense, each of which were up $158,000, $54,000, $48,000 and $35,000, respectively. The $990,000 or 59.8% increase in other expense in 2004 was due primarily to the BNW acquisition, including travel expense, core deposit intangible amortization expense, and loan expense. In addition, during 2004 costs associated with implementing section 404 of the Sarbanes-Oxley Act resulted in a direct increase in compliance expense of approximately $170,000.

**CRITICAL ACCOUNTING POLICIES**

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its evaluation of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy as related to the allowance for credit losses. The Company's allowance for credit loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements. Qualitative factors include the general economic environment in the Company's markets, including economic conditions and, in particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of its loan portfolio, it intends to enhance its methodology accordingly. A materially different amount could be reported for the provision for credit losses in the statement of operations to change the allowance for credit losses if management's assessment of the above factors were different. This discussion and analysis should be read in conjunction with the Company's financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management's Discussion and Analysis section entitled "LENDING — Allowance and Provision for Credit Losses." Although management believes the levels of the allowance as of both December 31, 2005 and 2004 were adequate to absorb losses inherent in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot reasonably be predicted at this time.

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is presumed to have an indefinite useful life and is tested, at least annually, for impairment at the reporting unit level. The Company performs an annual review each year, or more frequently if indicators of potential impairment exists, to determine if the recorded goodwill is impaired. The Company's impairment review process compares the fair value of the Company to its carrying value, including the goodwill related to the Company. If the fair value exceeds the carrying value, goodwill of the Company is not considered impaired and no additional analysis is necessary. As of December 31, 2005, there have been no events or changes in circumstances that would indicate a potential impairment.

## ASSET AND LIABILITY MANAGEMENT

The largest component of the Company's earnings is net interest income. Interest income and interest expense are affected by general economic conditions, competition in the market place, market interest rates and repricing and maturity characteristics of the Company's assets and liabilities. Exposure to interest rate risk is primarily a function of differences between the maturity and repricing schedules of assets (principally loans and investment securities) and liabilities (principally deposits). Assets and liabilities are described as interest sensitive for a given period of time when they mature or can reprice within that period. The difference between the amount of interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitive "GAP" for any given period. The "GAP" may be either positive or negative. If positive, more assets reprice than liabilities. If negative, the reverse is true.

Certain shortcomings are inherent in the interest sensitivity "GAP" method of analysis. Complexities such as prepayment risk and customer responses to interest rate changes are not taken into account in the "GAP" analysis. Accordingly, management also utilizes a net interest income simulation model to measure interest rate sensitivity. Simulation modeling gives a broader view of net interest income variability, by providing various rate shock exposure estimates. Management regularly reviews the interest rate risk position and provides measurement reports to the Board of Directors.

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2005 and differences between them for the maturity or repricing periods indicated.

| | Due in one year or less | Due after one through five years | Due after five years | Total |
|---|---|---|---|---|
| | | (dollars in thousands) | | |
| **Interest earning assets** | | | | |
| Loans, including loans held for sale | $240,741 | $100,112 | $68,128 | $408,981 |
| Investment securities | 7,428 | 17,217 | 11,607 | 36,252 |
| Fed Funds sold and interest bearing balances with banks | 283 | — | — | 283 |
| Federal Home Loan Bank Stock | — | — | 1,858 | 1,858 |
| Total interest earning assets | $248,452 | $117,329 | $81,593 | $447,374 |
| **Interest bearing liabilities** | | | | |
| Interest bearing demand deposits | $ 49,140 | $ — | $ — | $ 49,140 |
| Savings deposits | 145,126 | — | — | 145,126 |
| Time deposits | 63,755 | 55,441 | — | 119,196 |
| Short term borrowings | 3,985 | — | — | 3,985 |
| Long term borrowings | 5,000 | 19,500 | — | 24,500 |
| Secured borrowings | — | 388 | 1,762 | 2,150 |
| Junior subordinated debentures | — | — | 5,155 | 5,155 |
| Total interest bearing liabilities | $280,475 | $ 61,860 | $ 6,917 | $349,252 |
| Net interest rate sensitivity GAP | $(32,023) | $ 55,469 | $74,676 | $ 98,122 |
| Cumulative interest rate sensitivity GAP | | $ 23,446 | $98,122 | $ 98,122 |
| Cumulative interest rate sensitivity GAP as a % of earning assets | | 5.2% | 21.9% | 21.9% |

*Effects of Changing Prices.* The results of operations and financial conditions presented in this report are based on historical cost information, and are unadjusted for the effects of inflation. Since the assets and liabilities of financial institutions are primarily monetary in nature, the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effects of inflation on financial institutions is normally not as significant as its influence on businesses which have investments in plants and inventories. During periods of high inflation there are normally corresponding increases in the money supply, and financial institutions will normally experience above-average growth in assets, loans and deposits. Inflation does increase the price of goods and services, and therefore operating expenses increase during inflationary periods.

## INVESTMENT PORTFOLIO

The Company's investment securities portfolio decreased $6,738,000, or 15.7% during 2005 to $36,252,000 compared to year end 2004 as proceeds from maturities and principal payments were used to fund loans. The Company's investment securities portfolio decreased $22,471,000, or 34.3% during 2004 to $42,990,000 at year end from $65,461,000 in 2003. The changes in 2004 were primarily in other securities as the Company liquidated the majority of the mutual funds it held in order to fund loan growth.

The Company regularly reviews its investment portfolio to determine whether any of its securities are other than temporarily impaired. In addition to accounting and regulatory guidance, in determining whether a security is other than temporarily impaired, the Company considers duration and amount of each unrealized loss, the financial condition of the issuers, and the prospects for a change in market value and net asset value within a reasonable period of time. A t December 31, 2005 and 2004, the Company did not have any other than temporarily impaired securities.

The carrying values of investment securities at December 31 in each of the last three years are as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **HELD TO MATURITY** | | (dollars in thousands) | |
| U.S. Agencies securities | $1,189 | $1,714 | $2,944 |
| Obligations of states and political subdivisions | 5,315 | 5,496 | 5,044 |
| Total | $6,504 | $7,210 | $7,988 |

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **AVAILABLE FOR SALE** | | (dollars in thousands) | |
| U.S. Agencies securities | $12,627 | $14,778 | $18,030 |
| Obligations of states and political subdivisions | 12,172 | 12,942 | 14,751 |
| Other securities | 4,949 | 8,060 | 24,692 |
| Total | $29,748 | $35,780 | $57,473 |

The following table presents the maturities of investment securities at December 31, 2005. Taxable equivalent values are used in calculating yields assuming a tax rate of 34%.

| | Due in one year or less | Due after one through five years | Due after five through ten years | Due after ten years | Total |
|---|---|---|---|---|---|
| **HELD TO MATURITY** | | | (dollars in thousands) | | |
| U.S. Agency securities | $— | $ — | $ — | $1,189 | $1,189 |
| Weighted average yield | — | — | — | 5.03% | |
| Obligations of states and political subdivisions | $— | $3,060 | $ 855 | $1,400 | $5,315 |
| Weighted average yield | — | 5.53% | 6.90% | 7.34% | |
| Total | $— | $3,060 | $ 855 | $2,589 | $6,504 |

| AVAILABLE FOR SALE | Due in one year or less | Due after one through five years | Due after five through ten years | Due after ten years | Total |
|---|---|---|---|---|---|
| | | | (dollars in thousands) | | |
| U.S. Agency securities | $ — | $4,522 | $1,465 | $6,640 | $12,627 |
| Weighted average yield | — | 3.52% | 4.52% | 4.70% | |
| Obligations of states and political subdivisions | $2,151 | $2,790 | $4,365 | $2,866 | $12,172 |
| Weighted average yield | 6.39% | 6.21% | 6.07% | 5.73% | |
| Other securities | $3,434 | $1,515 | — | — | $ 4,949 |
| Weighted average yield | 3.84% | 4.05% | — | — | |
| Total | $5,585 | $8,827 | $5,830 | $9,506 | $29,748 |

## LENDING

*General.* The Company's policy is to originate loans primarily in its local markets. Depending on the purpose of the loan, the loans may be secured by a variety of collateral, including business assets, real estate, and personal assets.

The following table sets forth the composition of the Company's loan portfolio (including loans held for sale) at December 31 in each of the past five years.

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | | | (dollars in thousands) | | |
| Commercial | $124,536 | $111,050 | $ 64,344 | $ 69,794 | $ 72,427 |
| Real Estate Construction | 87,621 | 49,347 | 11,894 | 9,697 | 6,554 |
| Real Estate Mortgage | 185,503 | 176,011 | 117,940 | 101,151 | 91,714 |
| Installment | 9,945 | 9,653 | 4,625 | 4,114 | 4,941 |
| Credit cards and overdrafts | 1,863 | 1,979 | 935 | 1,034 | 968 |
| Less unearned income | (487) | (281) | — | — | — |
| Total | $408,981 | $347,759 | $199,738 | $185,790 | $176,604 |

***Loan Maturities and Sensitivity in Interest Rates.*** The following table presents information related to maturity distribution and interest rate sensitivity of commercial and real estate construction loans outstanding, based on scheduled repayments at December 31, 2005.

| | Due in one year or less | Due after one through five years | Due after five years | Total |
|---|---|---|---|---|
| | | (dollars in thousands) | | |
| Commercial | $ 46,682 | $39,935 | $37,919 | $124,536 |
| Real estate construction | 56,458 | 16,348 | 14,815 | 87,621 |
| Total | $103,140 | $56,283 | $52,734 | $212,157 |
| **Total loans maturing after one year with** | | | | |
| Predetermined interest rates (fixed) | | $27,859 | $60,288 | $ 88,147 |
| Floating or adjustable rates (variable) | | 71,041 | 1,333 | 72,374 |
| Total | | $98,900 | $61,621 | $160,521 |

At December 31, 2005, 34.4% of the total loan portfolio presented above was due in one year or less.

***Risk Elements.*** Risk elements include accruing loans past due ninety days or more, non-accrual loans, and loans which have been restructured to provide reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties. The Company's policy for placing loans on non-accrual status is based upon management's evaluation of the ability of the borrower to meet both principal and interest payments as they become due. Generally, loans with interest or principal payments which are ninety or more days past due are placed on non-accrual, unless they are well-secured and in the process of collection, and the interest accrual is reversed against income.

The following table presents information related to the Company's non-accrual loans and other non-performing assets at December 31 in each of the last five years.

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | | | (dollars in thousands) | | |
| Non-accrual loans | $6,650 | $470 | $465 | $1,864 | $1,254 |
| Accruing loans past due 90 days or more | 82 | — | — | 2 | 79 |
| Restructured loans | — | — | — | — | — |
| Foreclosed real estate owned | 37 | 40 | 98 | 686 | 1,040 |

Non-accrual loans totaled $6,650,000 at December 31, 2005. This represents 1.63% of total loans including loans held for sale, compared to $470,000, or .14% at December 31, 2004. Non-accrual loans at year end 2005 relate primarily to one borrower involved in the forest products industry. Although the borrower is making principal and interest payments as agreed and is continuing operations, the deteriorating financial condition of the borrower creates the potential the Company may not be able to collect all principal and interest according to the terms of the loan. Of the non-accrual loans outstanding, $3,484,000 are guaranteed by the United State Department of Agriculture representing 52.4% of non-accrual loans outstanding. Non-accrual loans increased approximately $5,000 to $470,000 in 2004 from 2003. The totals are net of charge-offs based on management's estimate of fair market value or the result of appraisals. During 2004, sales of foreclosed real estate owned totaled $58,000. There were no sales of foreclosed real estate in 2005.

Non-accrual loans decreased $1,399,000 to $465,000 at year-end 2003 after increasing to $1,864,000 in 2002 from $1,254,000 in 2001. Interest income on non-accrual loans that would have been recorded had those loans performed in accordance with their initial terms, as of December 31, was $76,000 for 2005, $8,000 for 2004, $37,000 for 2003, $118,000 for 2002, and $75,000 for 2001. Interest income recognized on impaired loans for 2005 was $569,000, for 2004 was $16,000, for 2003 was $19,000, for 2002 was $13,000, and for 2001 was $2,000.

***Loan Concentrations.*** The Company has credit risk exposure related to real estate loans. The Company makes real estate loans for construction and loans for other purposes which are secured by real estate. At December 31, 2005, loans secured by real estate totaled $273,124,000, which represents 66.8% of the total loan portfolio. Real estate construction loans comprised $87,621,000 of that amount, while real estate loans secured by residential properties totaled $50,546,000. As a result of these concentrations of loans, the loan portfolio is susceptible to changes in economic and market conditions in the Company's market areas. The Company generally requires collateral on all real estate exposures and typically maintains loan-to-value ratios of no greater than 80%.

***Allowance and Provision for Credit Losses.*** The allowance for credit losses reflects management's current estimate of the amount required to absorb losses on existing loans and commitments to extend credit. Loans deemed uncollectible are charged against and reduce the allowance. Periodically, a provision for credit losses is charged to current expense. This provision acts to replenish the allowance for credit losses and to maintain the allowance at a level that management deems adequate. There is no precise method of predicting specific loan losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for credit losses can be determined only on a judgmental basis, after full review, including (a) consideration of economic conditions and the effect on particular industries and specific borrowers; (b) a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors; (c) a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff credit personnel of all loans which are identified as being of less than acceptable quality; (d) an in-depth appraisal, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly appraisals, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and (e) an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans. A formal analysis of the adequacy of the allowance is conducted quarterly and is reviewed by the Board of Directors. Based on this analysis, management considers the allowance for credit losses to be adequate.

Periodic provisions for loan losses are made to maintain the allowance for credit losses at an appropriate level. The provisions are based on an analysis of various factors including historical loss experience based on volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions.

Transactions in the allowance for credit losses for the five years ended December 31, 2005 are as follows:

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | (dollars in thousands) | | | | |
| Balance at beginning of year | $4,236 | $2,238 | $2,473 | $2,109 | $2,026 |
| Charge-offs: | | | | | |
| Commercial | 41 | 235 | 17 | 131 | 170 |
| Real estate loans | — | 18 | 239 | 461 | 366 |
| Credit card | 7 | 11 | 6 | 16 | 13 |
| Installment | 17 | 11 | 3 | 24 | 15 |
| Total charge-offs | $ 65 | $ 275 | $ 265 | $ 632 | $ 564 |
| Recoveries: | | | | | |
| Commercial | $ 3 | $ 7 | $ 5 | $ 11 | $ 54 |
| Real estate loans | 19 | 123 | 23 | 28 | 12 |
| Credit card | 1 | 1 | 1 | 2 | — |
| Installment | 2 | — | 1 | 1 | 1 |
| Total recoveries | $ 25 | $ 131 | $ 30 | $ 42 | $ 67 |
| Net charge-offs | 40 | 144 | 235 | 590 | 497 |
| Provision for credit losses | 1,100 | 970 | — | 954 | 580 |
| BNW Bancorp, Inc. acquisition | — | 1,172 | — | — | — |
| Balance at end of year | $5,296 | $4,236 | $2,238 | $2,473 | $2,109 |
| Ratio of net charge-offs to average loans outstanding | .01% | .05% | .12% | .33% | .29% |

The allowance for credit losses was $5,296,000 at year-end 2005, compared with $4,236,000 at year-end 2004, an increase of $1,060,000 or 25.0%. The increased level of allowance for credit losses was primarily due to the growth of the loan portfolio. Changes in the composition of the loan portfolio included a 12.1% increase in commercial loans, while real estate construction and real estate mortgage loans increased 21.2%. Estimated loss factors used in the allowance for credit loss analysis are established based in part on historic charge-off data by loan category and economic conditions. Based on the trends in historical charge-offs analysis, the loss factors used in the allowance for credit loss analysis for commercial loans and real estate loans were increased during the year ended December 31, 2005.

Based on the methodology used for credit loss analysis, management deemed the allowance for credit losses of $5,296,000 at December 31, 2005 (1.29% of total loans outstanding and 79.64% of non-performing loans) adequate to provide for probable losses based on an evaluation of known and inherent risks in the loan portfolio at that date.

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1996, issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition Disclosures, an amendment to SFAS No. 114". The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at the lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment.

The following table summarizes the Bank's impaired loans at December 31:

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | | (dollars in thousands) | | | |
| Total Impaired Loans | $6,650 | $7,934 | $588 | $2,314 | $1,662 |
| Total Impaired Loans with Valuation Allowance | 4,917 | 7,464 | 123 | 18 | 1,180 |
| Valuation Allowance related to Impaired Loans | 924 | 200 | 23 | 2 | 143 |

No allocation of the allowance for credit losses was considered necessary for the remaining impaired loans. The balance of the allowance for credit losses in excess of these specific reserves is available to absorb losses from all loans.

It is the Company's policy to charge-off any loan or portion of a loan that is deemed uncollectible in the ordinary course of business. The entire allowance for credit losses is available to absorb such charge-offs. The Company allocates its allowance for credit losses primarily on the basis of historical data. Based on certain characteristics of the portfolio, losses can be anticipated for major loan categories.

The following table presents the allocation of the allowance for credit losses among the major loan categories based primarily on their historical net charge-off experience and other business considerations at December 31 in each of the last five years.

| | 2005 Reserve | % of Total Loans | 2004 Reserve | % of Total Loans | 2003 Reserve | % of Total Loans | 2002 Reserve | % of Total Loans | 2001 Reserve | % of Total Loans |
|---|---|---|---|---|---|---|---|---|---|---|
| Commercial loans | $1,589 | 30% | $1,680 | 32% | $ 764 | 32% | $ 967 | 37% | $ 548 | 41% |
| Real estate loans | 3,548 | 67% | 2,432 | 65% | 1,399 | 65% | 1,406 | 60% | 1,413 | 56% |
| Consumer loans | 159 | 3% | 124 | 3% | 75 | 3% | 100 | 3% | 148 | 3% |
| Total allowance | $5,296 | 100% | $4,236 | 100% | $2,238 | 100% | $2,473 | 100% | $2,109 | 100% |
| Ratio of allowance for credit losses to loans outstanding at end of year | 1.29% | | 1.23% | | 1.12% | | 1.33% | | 1.19% | |

The table indicates a decrease of $91,000 in the allowance related to commercial loans from December 31, 2004 to December 31, 2005, an increase of $1,116,000 relating to real estate loans, and an increase of $35,000 related to consumer loans. The primary reason for the increases and changes in percentage allocations are due to changes in portfolio mix. There was an increase of $916,000 from December 31, 2003 to December 31, 2004 in the allowance related to commercial loans, with an additional increase of $1,033,000 and $49,000 in consumer loans for the same period. There was a decrease of $203,000 from December 31, 2002 to December 31, 2003 in the allowance related to commercial loans, with additional decreases of $7,000 in real estate loans and $25,000 in consumer loans during the same period.

## DEPOSITS

The Company's primary source of funds has historically been customer deposits. A variety of deposit products are offered to attract customer deposits. The products include non-interest bearing demand accounts, negotiable order of withdrawal (NOW) accounts, savings accounts, and time deposits. Interest-bearing accounts earn interest at rates established by management, based on competitive market factors and the need to increase or decrease certain types of maturities of deposits. The Company has succeeded in growing its deposit base over the last three years despite increasing competition for deposits in our markets. The Company believes that it has benefited from its local identity and superior customer service. Attracting deposits remains integral to the Company's business as it is the primary source of funds for loans and a major decline in deposits or failure to attract deposits in the future could have an adverse effect on operations. The Company relies primarily on its branch staff and current customer relationships to attract and retain deposits. The Company's strategic plan includes continuing to grow non-interest bearing accounts which contribute to higher levels of non-interest income and net interest margin.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits for the periods indicated.

| | 2005 | Rate | 2004 | Rate | 2003 | Rate |
|---|---|---|---|---|---|---|
| | (dollars in thousands) | | | | | |
| Non interest bearing demand deposits | $ 79,866 | 0.00% | $ 66,135 | 0.00% | $ 42,864 | 0.00% |
| Interest bearing demand deposits | 56,615 | .58% | 49,547 | .42% | 33,251 | .42% |
| Savings deposits | 138,425 | 1.99% | 106,299 | .87% | 78,878 | .87% |
| Time deposits | 112,345 | 2.96% | 112,078 | 2.20% | 86,634 | 2.42% |
| Total | $387,251 | 1.66% | $334,059 | 1.39% | $241,627 | 1.20% |

Maturities of time certificates of deposit as of December 31, 2005 are summarized as follows:

| | Under $100,000 | Over $100,000 | Total |
|---|---|---|---|
| | (dollars in thousands) | | |
| 3 months or less | $ 8,186 | $15,652 | $ 23,838 |
| Over 3 through 6 months | 5,907 | 7,911 | 13,818 |
| Over 6 through 12 months | 14,853 | 11,246 | 26,099 |
| Over 12 months | 29,133 | 26,308 | 55,441 |
| Total | 58,079 | 61,117 | 119,196 |

Total deposits increased 15.9% to $387.2 million at December 31, 2005 compared to $334.1 million at December 31, 2004, primarily as a result of growth in money market accounts and non-interest bearing demand deposits. Money market accounts increased 25.6% or $17.2 million and non-interest bearing demand deposits increased 20.3% or $14.6 million during 2005. Management attributes the growth in transaction accounts to its experienced branch staff and a focused commitment on improving customer service throughout its branch delivery system

Deposit growth in 2004 was largely attributable to the BNW acquisition. At acquisition, BNW demand deposits totaled $16.3 million, interest bearing demand deposits totaled $8.1 million, savings deposits totaled $25.6 million and time deposits totaled $37.8 million for a total of $87.8 million. Since the acquisition, demand deposits in the Whatcom market area have increased $5.6 million, interest bearing demand deposits have increased $751,000, savings deposits have decreased $3 million and time deposits have decreased $15.5 million. The decrease in time deposits in 2004 is primarily due to the non-renewal of brokered time deposits acquired from BNW. Brokered deposits remaining at December 31, 2005 totaled $5,762,000.

**SHORT-TERM BORROWINGS**

The following is information regarding the Company's short-term borrowings for the years ended December 31, 2005, 2004 and 2003.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | (dollars in thousands) | | |
| Amount outstanding at end of period | $3,985 | $ — | $— |
| Weighted average interest rate thereon | 5.13% | —% | —% |
| Maximum amount outstanding at any month end during period | $3,985 | $22,313 | $— |
| Average amounts outstanding during the period | 69 | 7,825 | — |
| Weighted average interest rate during period | 5.80% | 1.23% | —% |

## CONTRACTUAL OBLIGATIONS

The following is information regarding the Company's long-term obligations, which consist of borrowings from the Federal Home Loan Bank of Seattle, Junior Subordinated Debentures and premises under operating leases for the year ended December 31, 2005.

| | Payments due by Period | | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | Less than 1 year | 1–3 years | 3–5 years | More than 5 years |
| Federal Home Loan Bank borrowings | $24,500 | $5,000 | $7,000 | $12,500 | $ — |
| Operating leases | 987 | 278 | 443 | 266 | — |
| Junior subordinated debentures | 5,155 | — | — | — | 5,155 |
| Total long-term obligations | $30,642 | $5,278 | $7,443 | $12,766 | $5,155 |

## COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

| | 2005 | 2004 |
|---|---|---|
| Commitments to extend credit | $95,369 | $75,188 |
| Standby letters of credit | 3,907 | 3,997 |

## KEY FINANCIAL RATIOS

| Year ended December 31, | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Return on average assets | 1.31% | 1.41% | 1.61% | 1.54% | 1.55% |
| Return on average equity | 12.70% | 14.21% | 17.10% | 15.81% | 15.57% |
| Average equity to average assets ratio | 10.30% | 9.91% | 9.44% | 9.74% | 9.96% |
| Dividend payout ratio | 78% | 81% | 77% | 87% | 86% |

## LIQUIDITY AND CAPITAL RESOURCES

***Liquidity.*** The primary concern of depositors, creditors and regulators is the Company's ability to have sufficient funds readily available to repay liabilities as they mature. In order to ensure adequate funds are available at all times, the Company monitors and projects the amount of funds required on a daily basis. Through the Bank, the Company obtains funds from its customer base, which provides a stable source of "core" demand and consumer deposits.

Other sources are available with borrowings from the Federal Home Loan Bank of Seattle and correspondent banks. Liquidity requirements can also be met through disposition of short-term assets. In management's opinion, the Company maintains an adequate level of liquid assets, consisting of cash and due from banks, interest bearing deposits with banks, and federal funds sold to support the daily cash flow requirements.

Management expects to continue to rely on customer deposits as the primary source of liquidity, but may also obtain liquidity from maturity of its investment securities, sale of securities currently available for sale, loan sales, loan repayments, net income, and other borrowings. Although deposit balances have shown historical growth, deposit habits of customers may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, consumer confidence, and competition. Borrowings may be used on a short-term basis to compensate for reductions in deposits, but are generally not considered a long term solution to liquidity issues. Therefore, reductions in deposits could adversely affect the Company's results of operations.

The holding company specifically relies on dividends from the Bank, proceeds from the exercise of stock options, and proceeds from the issuance of trust preferred securities for its funds, which are used for various corporate purposes. On July 2, 2003, the Federal Reserve issued Supervisory Letter SR 03-13 clarifying that Bank Holding Companies should continue to report trust preferred securities in accordance with current Federal Reserve Bank instructions which allows trust preferred securities to be counted in Tier 1 capital subject to certain limitations. The Federal Reserve has indicated it will review the implications of any accounting treatment changes and, if necessary or warranted, will provide appropriate guidance. For additional information regarding trust preferred securities, this discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report including Footnote 8—"Junior Subordinated Debentures".

***Capital.*** The Company endeavors to maintain equity capital at an adequate level to support and promote investor confidence. The Company conducts its business through the Bank. Thus, the Company needs to be able to provide capital and financing to the Bank should the need arise. The primary sources for obtaining capital are additional stock sales and retained earnings. Total shareholders' equity averaged $47,620,000 in 2005, which includes $11,282,000 of goodwill associated with the BNW acquisition. Shareholders' equity averaged $40,154,000 in 2004, compared to $26,786,000 in 2003.

The Company's Board of Directors considers financial results, growth plans, and anticipated capital needs in formulating its dividend policy. The payment of dividends is subject to adequate financial results of the Bank, and limitations imposed by law and governmental regulations.

The Federal Reserve has established guidelines that mandate risk-based capital requirements for bank holding companies. Under the guidelines, one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. The Company's capital ratios include the assets of the Bank on a consolidated basis in accordance with the requirements of the Federal Reserve. The Company's capital ratios have exceeded the minimum required to be classified "well capitalized" for each of the past three year-end reporting dates.

***New Accounting Pronouncements***. For a discussion of new accounting pronouncements and their impact on the Company, see Note 1 of the Notes to the Consolidated Financial Statements included elsewhere in this report.

The following table sets forth the minimum required capital ratios and actual ratios for December 31, 2005 and 2004.

| | Actual Amount | Ratio | Capital Adequacy Purposes Amount | Capital Adequacy Purposes Ratio |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| **December 31, 2005** | | | | |
| Tier 1 capital (to average assets) | | | | |
| Consolidated | $39,692 | 8.38% | $18,947 | 4.00% |
| Bank | 39,168 | 8.28% | 18,922 | 4.00% |
| Tier 1 capital (to risk-weighted assets) | | | | |
| Consolidated | 39,692 | 9.44% | 16,825 | 4.00% |
| Bank | 39,168 | 9.32% | 16,809 | 4.00% |
| Total capital (to risk-weighted assets) | | | | |
| Consolidated | 44,950 | 10.69% | 33,650 | 8.00% |
| Bank | 44,421 | 10.57% | 33,618 | 8.00% |
| **December 31, 2004** | | | | |
| Tier 1 capital (to average assets) | | | | |
| Consolidated | $32,899 | 7.83% | $16,790 | 4.00% |
| Bank | 32,197 | 7.77% | 16,601 | 4.00% |
| Tier 1 capital (to risk-weighted assets) | | | | |
| Consolidated | 32,899 | 9.00% | 14,636 | 4.00% |
| Bank | 32,197 | 8.88% | 14,498 | 4.00% |
| Total capital (to risk-weighted assets) | | | | |
| Consolidated | 37,135 | 10.15% | 29,273 | 8.00% |
| Bank | 36,433 | 10.05% | 28,997 | 8.00% |

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's results of operations are largely dependent upon its ability to manage interest rate risk. Management considers interest rate risk to be a significant market risk that could have a material effect on the Company's financial condition and results of operations. The Company does not currently use derivatives to manage market and interest rate risks. All of the Company's transactions are denominated in U.S. dollars. Approximately 73% of the Company's loans have interest rates that float with the Company's reference rate. Fixed rate loans generally are made with a term of five years or less.

In the Asset and Liability section of the Management's Discussion and Analysis in Item 7 is a table presenting estimated maturity or pricing information indicating the Company's exposure to interest rate changes. The assumptions and description of the process used to manage interest rate risk is further discussed in the Asset and Liability Management section. The following table discloses the balances of financial instruments held by the Company, including the fair value as of December 31, 2005.

The expected maturities are disclosed based on contractual schedules. Principal repayments are not considered. The expected maturities for financial liabilities with no stated maturity reflect estimated future roll-off rates. The roll-off rates for non-interest bearing deposits, interest bearing demand deposits, money market accounts, and savings deposits are 15%, 25%, 25% and 20%, respectively. The interest rates disclosed are based on rates in effect at December 31, 2005. Fair values are estimated in accordance with generally accepted accounting principles as disclosed in the financial statements.

| Year ended December 31, 2005 (dollars in thousands) | Expected Maturity 2006 | 2007 | 2008 | 2009 | 2010 | thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | | |
| Cash and cash equivalents | | | | | | | | |
| Non-interest bearing | $ 11,223 | $ — | $ — | $ — | $ — | $ — | $ 11,223 | $ 11,223 |
| Interest bearing deposits in banks | 283 | — | — | — | — | — | 283 | 283 |
| Weighted average interest rate | 3.00% | — | — | — | — | — | | |
| Securities available for sale | | | | | | | | |
| Fixed rate | 2,660 | 3,479 | 751 | 4,346 | 230 | 15,357 | 26,823 | 26,823 |
| Weighted average interest rate | 3.91% | 3.36% | 3.97% | 4.61% | 4.65% | 3.76% | | |
| Variable rate | 2,925 | — | — | — | — | — | 2,925 | 2,925 |
| Weighted average interest rate | 3.32% | — | — | — | — | — | | |
| Securities held to maturity | | | | | | | | |
| Fixed rate | — | 725 | 1,072 | 484 | 778 | 3,445 | 6,504 | 6,502 |
| Weighted average interest rate | — | 2.94% | 3.02% | 3.81% | 5.09% | 4.84% | | |
| Loans receivable | | | | | | | | |
| Fixed rate | 20,489 | 7,736 | 6,741 | 6,565 | 7,204 | 62,106 | 110,841 | 109,296 |
| Weighted average interest rate | 6.73% | 7.27% | 6.98% | 6.79% | 6.78% | 6.97% | | |
| Adjustable rate | 225,645 | 20,588 | 38,214 | 7,187 | 5,155 | 1,351 | 298,140 | 298,140 |
| Weighted average interest rate | 7.65% | 6.54% | 7.03% | 7.11% | 7.82% | 6.35% | | |
| Federal Home Loan Bank stock | — | — | — | — | — | 1,858 | 1,858 | 1,858 |
| Weighted average interest rate | — | — | — | — | — | | | |
| **Financial Liabilities** | | | | | | | | |
| Non-interest bearing deposits | $ 12,940 | $10,999 | $ 9,349 | $ 7,947 | $6,755 | $38,274 | $ 86,264 | $ 86,264 |
| Interest bearing checking accounts | 12,285 | 9,214 | 6,910 | 5,183 | 3,887 | 11,661 | 49,140 | 49,140 |
| Weighted average interest rate | .65% | .65% | .65% | .65% | .65% | .65% | | |
| Money Market accounts | 21,155 | 15,866 | 11,900 | 8,925 | 6,694 | 20,081 | 84,621 | 84,621 |
| Weighted average interest rate | 2.76% | 2.76% | 2.76% | 2.76% | 2.76% | 2.76% | | |
| Savings accounts | 12,101 | 9,681 | 7,745 | 6,196 | 4,957 | 19,825 | 60,505 | 60,505 |
| Weighted average interest rate | 1.95% | 1.95% | 1.95% | 1.95% | 1.95% | 1.95% | | |
| Certificates of deposit | | | | | | | | |
| Fixed rate | 61,472 | 27,958 | 9,398 | 1,608 | 2,967 | — | 103,403 | 102,675 |
| Weighted average interest rate | 3.23% | 4.03% | 3.91% | 3.70% | 4.36% | — | | |
| Variable rate | 2,283 | 12,523 | 978 | 9 | — | — | 15,793 | 15,793 |
| Weighted average interest rate | 2.36% | 3.22% | 4.07% | 4.41% | — | — | | |
| Short Term Borrowings | 3,985 | — | — | — | — | — | 3,985 | 3,985 |
| Weighted average interest rate | 5.13% | — | — | — | — | — | | |
| Long Term Borrowings | | | | | | | | |
| Fixed rate | 5,000 | 2,000 | 5,000 | 11,000 | 1,500 | — | 24,500 | 22,585 |
| Weighted average interest rate | 2.70% | 3.57% | 3.25% | 3.84% | 4.12% | — | | |
| Secured borrowings | — | — | — | — | 388 | 1,762 | 2,150 | 2,150 |
| Weighted average interest rate | — | — | — | — | 6.81% | 7.59% | | |
| Junior subordinated debentures | — | — | — | — | — | 5,155 | 5,155 | 5,155 |
| Weighted average interest rate | — | — | — | — | — | 6.39% | | |

As illustrated in the table above, our balance sheet is currently sensitive to decreasing interest rates, meaning that more interest bearing assets mature or re-price than interest earning liabilities. Therefore, if our asset and liability mix were to remain unchanged, and there was a decrease in market rates of interest, the Company would expect that its net income would be adversely affected. In contrast, an increasing interest rate environment would positively affect income. While the table presented above provides information about the Company's interest sensitivity, it does not predict the trends of future earnings. For this reason, financial modeling is used to forecast earnings under varying interest rate projections. While this process assists in managing interest rate risk, it does require significant assumptions for the projection of loan prepayments, loan origination volumes and liability funding sources that may prove to be inaccurate.

## GENERAL CORPORATE AND STOCKHOLDER'S INFORMATION

**Administrative Headquarters**
1101 S. Boone Street
Aberdeen, WA 98520
(360) 533-8870

**Independent Accountants**
McGladrey & Pullen LLP
Tacoma, Washington

**Transfer Agent and Registrar**
Mellon Investor Services LLC
Overpeck Center
85 Challenger road
Ridgefield Park, New Jersey 07660-2108
Telephone: 1-877-870-2422

**Shareholder Services**
Mellon Investor Services, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder related services at no charge including:

*Change of name or address*
*Consolidation of accounts*
*Duplicate mailings*
*Lost stock certificates*
*Transfer of stock to another person*
*Additional administrative services*

As a Pacific Financial Corporation shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Pacific Financial Corporation. **Access your investor statements online 24 hours a day, 7 days a week with MLink. For more information, go to www.melloninvestor.com/ISD**

**Annual Meeting**
The annual meeting of stockholders will be held on April 19, 2006 at 7 p.m. at 1101 S. Boone Street, Aberdeen, WA 98520.

**Form 10K**
This report on Form 10-K is available without charge to stockholders or beneficial owners of our common stock upon written request to Sandra Clark, Executive Secretary, Pacific Financial Corporation, P.O. Box 1826, Aberdeen, Washington 98520.

**Stock Information**
Pacific Financial Corporation is a reporting company with the Securities and Exchange Commission (SEC), the company stock is listed on the OTC:BB exchange under the symbol PFLC. Prior to March 2004, our common stock was only traded in private transactions. Accordingly, the prices reported and listed below for first quarter 2004 reflect only transactions known and reported to management. Because only limited information is available, the data may not accurately reflect all traded that occurred. Historically, trading in our stock has been very limited and the trades that have occurred cannot be characterized as amounting to an established public trading market, even since March 2004. At December 31, 2004, there were approximately 1,190 shareholders of record.

| Quarter Ended | 2005 Stock Prices | | 2004 Stock Prices | |
|---|---|---|---|---|
| | High | Low | High | Low |
| March 31 | $17.62 | $15.77 | $17.25 | $17.00 |
| June 30 | 16.00 | 13.60 | 17.50 | 15.25 |
| September 30 | 16.60 | 14.10 | 17.50 | 16.25 |
| December 31 | 16.00 | 13.84 | 17.50 | 17.00 |

Prices prior to June 30, 2005 have been retroactively adjusted for a two-for-one stock split effective April 4, 2005. The Company's Board of Directors declared dividends on its common stock in December 2005 and 2004 in the amounts of $.73 and $.72, respectively. As of December 31, 2005, the Bank of the Pacific could declare dividends totaling $6,046,000 without prior regulatory approval.

***BOARD OF DIRECTORS***

Joseph A. Malik, Chairman
Retired
Former Executive Director of the
Commission on Colleges

Gary C. Forcum, Vice Chairman
Private Investor

Duane E. Hagstrom
Retired
Former President & C.E.O.
Bank of the Pacific

Gary C. Forcum
Private Investor

Randy W. Rognlin
Co-Owner
Rognlins, Inc.

Douglas M. Schermer
Owner
Schermer Construction Inc.

Stewart L. Thomas
Chairman of the Board
Bellingham Cold Storage

Robert J. Worrell
Retired
Former C.E.O.
Pacific Financial Corporation

John R. Ferlin
President & C.E.O.
Brooks Manufacturing Co.

Dennis A. Long
President & CEO
Pacific Financial Corporation

Susan C. Freese
Co-Owner
Peninsula Pharmacy

Edwin W. Ketel
Owner
Oceanside Animal Clinic

Randy J. Rust
Private Investor

G. Dennis Archer
Founder and Director of Tax Services
Archer Group

***OFFICERS***

Dennis A. Long
President & C.E.O
CEO Bank of the Pacific

John Van Dijk
Corporate Secretary
President, Bank of the Pacific

Bruce MacNaughton
Vice President
Executive Vice President, Bank of the Pacific

Denise J. Portmann
Treasurer/Chief Financial Officer
Executive Vice President, Bank of the Pacific

Philippe Swaab
Executive Vice President, Bank of the Pacific

***SUBSIDIARIES***

The Bank of the Pacific
300 E. Market Street
Aberdeen, WA 98520
360-533-8870
*www.thebankofpacific.com*

This annual report is furnished to shareholders and customers of The Bank of the Pacific pursuant to the requirements of the Federal Deposit Insurance Corporation (FDIC) to provide an annual disclosure statement. This statement has not been reviewed or confirmed for accuracy or relevance by the FDIC.